Exhibit 99.1

TABLE OF CONTENTS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS			1

1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4

2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Adjusted EBITDA	8
	2.6	Severance, acquisition and other costs	9
	2.7	Depreciation and amortization	10
	2.8	Finance costs	10
	2.9	Other income	10
	2.10	Income taxes	10
	2.11	Net earnings and EPS	11

3	BUSINESS SEGMENT ANALYSIS		12
	3.1	Bell Wireless	12
	3.2	Bell Wireline	17
	3.3	Bell Media	22

4	FINANCIAL AND CAPITAL MANAGEMENT		25
	4.1	Net debt	25
	4.2	Outstanding share data	25
	4.3	Cash flows	26
	4.4	Post-employment benefit plans	28
	4.5	Financial risk management	28
	4.6	Credit ratings	30
	4.7	Liquidity	30

5	QUARTERLY FINANCIAL INFORMATION		31

6	REGULATORY ENVIRONMENT		32

7	BUSINESS RISKS		34

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		36

CONSOLIDATED FINANCIAL STATEMENTS	39

MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014 and up to, and including, June 30, 2015, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

Due to the privatization of Bell Aliant in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 36 to 38 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to our unaudited consolidated financial statements for the third quarter of 2015 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2015 dated April 29, 2015 (BCE 2015 First Quarter MD&A) and second quarter of 2015 dated August 5, 2015 (BCE 2015 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 4, 2015, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 AIF) and recent financial reports, including the BCE 2014 Annual MD&A, the BCE 2015 First Quarter MD&A and the BCE 2015 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2015 and 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, sub-section 3.2, Bell Wireline – Key business developments and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our network deployment plans including, without limitation, the Gigabit Fibe infrastructure buildout across Québec, Ontario and Atlantic Canada, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 4, 2015 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at November 4, 2015. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2015 First Quarter MD&A or in the BCE 2015 Second Quarter MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2014 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and transactional risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 4, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2015 Third Quarter Shareholder Report 1
1	OVERVIEW	MD&A

1 OVERVIEW

1.1 Financial highlights

BCE Q3 2015 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating revenues	5,345	5,195	150	2.9%	15,911	15,514	397	2.6%
Operating costs	(3,158)	(3,080)	(78)	(2.5%)	(9,433)	(9,233)	(200)	(2.2%)
Adjusted EBITDA(1)	2,187	2,115	72	3.4%	6,478	6,281	197	3.1%
Adjusted EBITDA margin(1)	40.9%	40.7%		0.2%	40.7%	40.5%		0.2%
Net earnings attributable to:
Common shareholders	739	600	139	23.2%	2,030	1,821	209	11.5%
Preferred shareholders	38	31	7	22.6%	115	97	18	18.6%
Non-controlling interest	14	72	(58)	(80.6%)	43	206	(163)	(79.1%)
Net earnings	791	703	88	12.5%	2,188	2,124	64	3.0%
Adjusted net earnings(1)	790	648	142	21.9%	2,230	1,914	316	16.5%
Net earnings per common share (EPS)	0.87	0.77	0.10	13.0%	2.40	2.34	0.06	2.6%
Adjusted EPS(1)	0.93	0.83	0.10	12.0%	2.64	2.46	0.18	7.3%

(1)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2015 Third Quarter Shareholder Report
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,878	1,882	(4)	(0.2%)	4,764	4,714	50	1.1%
Capital expenditures	(927)	(975)	48	4.9%	(2,668)	(2,641)	(27)	(1.0%)
Free cash flow(1)	921	834	87	10.4%	2,083	1,911	172	9.0%

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

Q3 2015 financial highlights

BCE continued to build on the momentum achieved in the first half of the year and delivered another strong set of financial results with revenues and Adjusted EBITDA growth of 2.9% and 3.4%, respectively, in the third quarter of 2015 compared to the same period last year, driving Adjusted EBITDA margin to 40.9%, up 0.2% over the same period last year. Growth across all three of our segments contributed to the overall year-over-year increase in Adjusted EBITDA.

BCE’s Adjusted EBITDA growth in Q3 2015 was led by continued strong performance from our Bell Wireless segment which was up 8.3% year over year, driven by the flow-through of higher wireless revenues. This was moderated by increased spending on customer retention and acquisition due to greater activity in the marketplace as a result of the convergence of three-year and two-year contract expiries (referred to as the “double cohort” in the wireless industry) following the final application of the mandatory code of conduct on June 3, 2015 for providers of retail mobile wireless voice and data services in Canada (Wireless Code). Our Bell Wireline segment achieved Adjusted EBITDA growth of 1.1%, despite a marginal decline in revenues, reflecting ongoing operating cost efficiencies, primarily driven by synergy savings due to the privatization of Bell Aliant, as well as continued strength in our Internet and Internet protocol television (IPTV) businesses. This helped to mitigate ongoing, but slowing, pressures in our legacy voice revenues and from our Bell Business Markets unit. Bell Media’s Adjusted EBITDA was up 0.5%, compared to last year, mainly attributable to higher advertising revenues coupled with increased subscriber revenues from CraveTV, our streaming service launched in December 2014, and TV Everywhere products, which more than offset escalating content and programming costs.

BCE net earnings of $791 million in the third quarter of 2015 grew 12.5% over last year, driven by higher Adjusted EBITDA, higher other income and lower severance, acquisition and other costs, partly offset by higher income taxes as a result of higher taxable income.

Cash flows from operating activities in the third quarter of 2015 decreased $4 million compared to Q3 2014 due mainly to a decrease in working capital, partly offset by higher Adjusted EBITDA and lower income taxes paid. Despite this modest decline, free cash flow in Q3 2015 increased $87 million compared to Q3 2014 due mainly to the favourable impact of the privatization of Bell Aliant.

In the third quarter of 2015, BCE paid $551 million in dividends to its common shareholders, which represented a 14.8% increase in comparison to last year.

1.2 Key corporate and business developments

$1 billion public debt offering

On October 1, 2015, Bell Canada completed a public offering of $1 billion of medium term notes (MTN) debentures. The $1 billion Series M-40 MTN debentures will mature on October 3, 2022 and carry an annual interest rate of 3.00%. These MTN debentures are fully and unconditionally guaranteed by BCE. This latest debt offering represents the lowest coupon ever achieved by Bell Canada on any MTN debenture issuance. With this new issuance, Bell Canada’s annual after-tax cost of outstanding public debenture debt has declined by three basis points to 3.38%, and the average term to maturity has increased to 9.2 years. The net proceeds of this offering were used to fund the repayment of Bell Canada’s $1 billion principal amount of 3.60% Series M-21 MTN debentures due December 2, 2015, redeemed prior to maturity on November 2, 2015.

BCE divests equity stake in the Globe and Mail

On August 14, 2015, BCE announced the sale of its 15% equity stake in the Globe and Mail Inc. to The Woodbridge Company Limited.

Bell let’s talk initiative extended a further 5 years

On September 22, 2015, Bell announced the extension of its national mental health initiative for a further 5 years and an increase in its total funding commitment for Canadian mental health to at least $100 million. On September 21, 2010, Bell announced the launch of Bell Let’s Talk which began a new conversation about mental illness, a pressing national health concern beset by a unique stigma and far underfunded and underserved relative to its impact on every Canadian.

BCE Inc. 2015 Third Quarter Shareholder Report 3
1	OVERVIEW	MD&A

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A, in the BCE 2015 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy
  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2015
  Weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft
  Interest rates to remain stable through the remainder of 2015, following the decrease of twenty-five basis points by the Bank of Canada in July 2015

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A relatively stable media advertising market and escalating costs to secure TV programming
  A higher expected number of subscriber renewals resulting from the expiry of two or three year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (the Wireless Code) implemented in 2013

4 BCE Inc. 2015 Third Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 CONSOLIDATED FINANCIAL ANALYSIS

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2015 compared to Q3 and YTD 2014. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating revenues	5,345	5,195	150	2.9%	15,911	15,514	397	2.6%
Operating costs	(3,158)	(3,080)	(78)	(2.5%)	(9,433)	(9,233)	(200)	(2.2%)
Adjusted EBITDA	2,187	2,115	72	3.4%	6,478	6,281	197	3.1%
Severance, acquisition and other costs	(46)	(66)	20	30.3%	(294)	(158)	(136)	(86.1%)
Depreciation	(727)	(739)	12	1.6%	(2,159)	(2,146)	(13)	(0.6%)
Amortization	(133)	(116)	(17)	(14.7%)	(394)	(454)	60	13.2%
Finance costs
Interest expense	(227)	(227)	–	0.0%	(683)	(691)	8	1.2%
Interest on post-employment benefit obligations	(27)	(25)	(2)	(8.0%)	(82)	(76)	(6)	(7.9%)
Other income	35	2	33	n.m.	58	76	(18)	(23.7%)
Income taxes	(271)	(241)	(30)	(12.4%)	(736)	(708)	(28)	(4.0%)
Net earnings	791	703	88	12.5%	2,188	2,124	64	3.0%
Net earnings attributable to:
Common shareholders	739	600	139	23.2%	2,030	1,821	209	11.5%
Preferred shareholders	38	31	7	22.6%	115	97	18	18.6%
Non-controlling interest	14	72	(58)	(80.6%)	43	206	(163)	(79.1%)
Net earnings	791	703	88	12.5%	2,188	2,124	64	3.0%
Adjusted net earnings	790	648	142	21.9%	2,230	1,914	316	16.5%
EPS	0.87	0.77	0.10	13.0%	2.40	2.34	0.06	2.6%
Adjusted EPS	0.93	0.83	0.10	12.0%	2.64	2.46	0.18	7.3%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q3 2015	Q3 2014	% CHANGE
Wireless Subscribers	8,183,367	8,035,130	1.8%
Postpaid	7,284,108	6,991,927	4.2%
High-speed Internet Subscribers(1) (2)	3,374,239	3,245,016	4.0%
TV (Satellite and IPTV Subscribers)(1) (2)	2,700,710	2,600,418	3.9%
IPTV(1) (2)	1,108,699	857,473	29.3%
Total Growth Services	14,258,316	13,880,564	2.7%
Wireline NAS lines(1) (2)	6,795,576	7,223,857	(5.9%)
Total Services	21,053,892	21,104,421	(0.2%)

(1)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790 subscribers, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Inc. 2015 Third Quarter Shareholder Report 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q3 2015	Q3 2014	% CHANGE	YTD 2015	YTD 2014	% CHANGE
Wireless Subscribers	58,543	83,636	(30.0%)	64,739	110,098	(41.2%)
Postpaid	77,655	91,779	(15.4%)	174,061	193,834	(10.2%)
High-speed Internet Subscribers	57,888	64,254	(9.9%)	116,144	108,380	7.2%
TV (Satellite and IPTV Subscribers)	25,914	37,578	(31.0%)	69,594	111,170	(37.4%)
IPTV	67,908	74,450	(8.8%)	179,237	199,960	(10.4%)
Total Growth Services	142,345	185,468	(23.3%)	250,477	329,648	(24.0%)
Wireline NAS lines	(108,076)	(108,052)	(0.0%)	(331,524)	(371,712)	10.8%
Total Services	34,269	77,416	(55.7%)	(81,047)	(42,064)	(92.7%)

BCE added 142,345 net new customer connections related to growth services in Q3 2015, down 23.3% compared to Q3 2014. This consisted of:

  77,655 postpaid wireless customers, which was partly offset by the loss of 19,112 prepaid wireless customers
  57,888 high-speed Internet customers
  25,914 TV subscribers, reflecting the addition of 67,908 new IPTV customers

In the first nine months of 2015, BCE added 250,477 net new growth service customers, representing a 24.0% decline over the same period of last year. This consisted of:

  174,061 postpaid wireless customers, which was offset in part by the loss of 109,322 prepaid wireless customers
  116,144 high-speed Internet customers
  69,594 TV subscribers, reflecting the addition of 179,237 new IPTV customers

NAS net losses of 108,076 in Q3 2015 were essentially unchanged compared to the third quarter of 2014, while in the first nine months of 2015, net losses of 331,524, represented an improvement of 10.8% over the same period in 2014.

Total BCE customer connections at the end of Q3 2015 across all our services remained essentially unchanged, with a decrease of 0.2% compared with the same period in 2014, as ongoing, but slowing, decline in legacy wireline NAS lines were largely offset by increases in our growth services.

At September 30, 2015, BCE served a total of:

  8,183,367 wireless customers, up 1.8%, which included 7,284,108 postpaid customers, an increase of 4.2% since the end of Q3 2014
  3,374,239 high-speed Internet customers, an increase of 4.0% from Q3 2014
  2,700,710 total TV customers, up 3.9% year over year, which included 1,108,699 IPTV customers, an increase of 29.3% compared to Q3 2014
  6,795,576 total wireline NAS lines, a decline of 5.9% from Q3 2014

2.3 Operating revenues

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	1,772	1,621	151	9.3%	5,106	4,656	450	9.7%
Bell Wireline	3,028	3,046	(18)	(0.6%)	9,097	9,114	(17)	(0.2%)
Bell Media	692	665	27	4.1%	2,158	2,148	10	0.5%
Inter-segment eliminations	(147)	(137)	(10)	(7.3%)	(450)	(404)	(46)	(11.4%)
Total BCE operating revenues	5,345	5,195	150	2.9%	15,911	15,514	397	2.6%

6 BCE Inc. 2015 Third Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE

Total operating revenues for BCE increased by 2.9% in the third quarter of 2015 compared to the same period in 2014, resulting from strong growth at Bell Wireless and Bell Media, and a modest decline at Bell Wireline. This consisted of service revenues of $4,933 million, which grew 2.6% compared to Q3 2014, and product revenues of $412 million, which increased by 6.2% year over year.

Similarly, in the first nine months of 2015, operating revenues grew by 2.6% and consisted of service revenues of $14,705 million, representing a 2.4% improvement over the same period last year, along with product revenues of $1,206 million which improved by 4.7% over the first nine months of 2014.

BELL WIRELESS

In the third quarter and first nine months of 2015, our Bell Wireless segment revenues grew by 9.3% and 9.7% respectively, compared to the same periods in 2014. The growth was driven by higher service revenues generated by a larger postpaid subscriber base coupled with increased blended average revenue per unit (ARPU) reflecting higher average rate plan pricing, as customers continue to shift from three-year contracts to two-year contracts, as well as increased data usage driven by higher smartphone penetration, greater usage of data applications and improved collections of termination charges, offset in part by lower voice usage. Product revenues also contributed to the growth in operating revenues due to increased pricing on certain handsets and greater sales activity following the commencement of the double cohort with the final application of the Wireless Code on June 3, 2015.

Wireless service revenues in the third quarter of 2015 and the first nine months of 2015 grew by 8.3% and 8.0%, respectively, while product revenues increased by 22.2% and 32.6%, respectively, compared to the same periods in 2014.

BELL WIRELINE

Bell Wireline revenues declined modestly in both the third quarter and the first nine months of the year by 0.6% and 0.2%, respectively, compared to the same periods last year. This was driven by the ongoing erosion in legacy voice and data revenues, competitive pricing pressures in our business markets along with decreased business product sales attributable to overall market softness, as well as the negative impact of legislation enacted in December 2014 which eliminated charges for paper bills in our residential market. Higher subscriber growth in Internet and TV, combined with the favourable impact of changes in residential service pricing, moderated the year-over-year decline.

BELL MEDIA

Bell Media revenues increased by 4.1% in Q3 2015, and by 0.5% in the first nine months of 2015, compared to 2014, due to higher advertising revenues, reflecting growth in both conventional TV and out-of-home advertising, along with in-quarter growth in specialty TV, as well as higher subscriber revenues generated from CraveTV, our streaming service launched in December 2014 and from our suite of TV Everywhere GO products. This was offset in part by the discontinuance of Viewers Choice, which ceased operations in 2014, along with reduced pay service subscribers.

2.4 Operating costs

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost (net of capitalized costs), and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE Inc. 2015 Third Quarter Shareholder Report 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	(1,014)	(921)	(93)	(10.1%)	(2,919)	(2,632)	(287)	(10.9%)
Bell Wireline	(1,782)	(1,813)	31	1.7%	(5,345)	(5,399)	54	1.0%
Bell Media	(509)	(483)	(26)	(5.4%)	(1,619)	(1,606)	(13)	(0.8%)
Inter-segment eliminations	147	137	10	7.3%	450	404	46	11.4%
Total BCE operating costs	(3,158)	(3,080)	(78)	(2.5%)	(9,433)	(9,233)	(200)	(2.2%)

BCE

Total BCE operating costs increased by 2.5% this quarter and by 2.2% in the first nine months of 2015, compared to the same periods last year, primarily driven by the growth in revenues. This resulted in higher operating costs in our Bell Wireless and Bell Media segments, partly offset by cost savings in our Bell Wireline segment.

BELL WIRELESS

The 10.1%, or $93 million, year-over-year increase in operating costs in Q3 2015 and the 10.9%, or $287 million, increase in the first nine months of 2015 reflected:

  Greater investment in customer retention resulting from higher activity in the market as a result of the double cohort
  Increased subscriber acquisition costs due to higher postpaid activations
  Higher bad debt write-offs associated with increased revenues
  Greater labour costs to support the increased market activity
  Higher payments to other carriers corresponding to increased data usage volumes

BELL WIRELINE

Operating costs declined by 1.7%, or $31 million, in the third quarter of 2015, and by 1.0%, or $54 million, in the first nine months of 2015, compared to the same periods in 2014. This resulted from:

  Cost savings generated by synergies from the privatization of Bell Aliant
  Decreased labour costs from headcount reductions, vendor contract savings and lower call volumes
  Reduced general and administration costs driven by lower bad debt, professional fees, fleet costs, and operating taxes
  Marketing and sales savings from disciplined spending as well as increased costs incurred during the Sochi 2014 Winter Olympics in the first quarter of 2014

This was partly offset by higher TV programming costs resulting from a larger IPTV subscriber base, programming rate increases and the launch of CraveTV in December 2014.

Additionally, year-to-date results were favourably impacted by lower cost of goods sold associated with reduced equipment sales.

BELL MEDIA

Operating costs increased by 5.4%, or $26 million, this quarter and 0.8%, or $13 million, in the first nine months of the year, compared to the same periods last year, primarily from higher content and programming costs associated with CraveTV and sports broadcast rights along with the expiry of certain CRTC benefits, including the completion of the Local Programming Improvement Fund. This was partly offset by lower costs from the discontinuance of the Viewer’s Choice channel and disciplined expense management. On a year-to-date basis, operating costs were also favourably impacted by the loss of broadcast rights for the 2015 National Hockey League (NHL) playoffs, as well as the lower amortization of the fair value of certain programming rights.

2.5 Adjusted EBITDA

8 BCE Inc. 2015 Third Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	758	700	58	8.3%	2,187	2,024	163	8.1%
Bell Wireline	1,246	1,233	13	1.1%	3,752	3,715	37	1.0%
Bell Media	183	182	1	0.5%	539	542	(3)	(0.6%)
Total BCE Adjusted EBITDA	2,187	2,115	72	3.4%	6,478	6,281	197	3.1%
BCE Adjusted EBITDA margin	40.9%	40.7%		0.2%	40.7%	40.5%		0.2%

BCE

BCE’s Adjusted EBITDA was 3.4% higher in the third quarter of 2015, compared to the same period last year, due to growth across all three of our segments. Adjusted EBITDA in the first nine months of 2015 increased by 3.1% compared to last year, driven by year-over-year growth at Bell Wireless and Bell Wireline, offset in part by a marginal decrease at Bell Media.

BCE’s Adjusted EBITDA margin increased to 40.9% this quarter and 40.7% year to date, which represented a 0.2% improvement over the same periods of 2014. This resulted from higher year-over-year wireless, Internet and TV revenues, diminished wireline voice erosion, synergies generated by the privatization of Bell Aliant, and overall cost containment. The growth was offset in part by higher wireless customer retention and acquisition spending as well as competitive pressures and market softness in our Bell Business Markets unit.

BELL WIRELESS

Bell Wireless Adjusted EBITDA increased by 8.3% in the third quarter of 2015 and 8.1% in the first nine months of 2015, resulting from higher service revenues associated with a larger postpaid customer base and increased blended ARPU, partly offset by greater spending on customer retention and acquisition as a result of the double cohort.

BELL WIRELINE

Bell Wireline Adjusted EBITDA increased 1.1% this quarter and 1.0% year to date, in comparison to the same periods in 2014, driven by:

  Continued growth in our Internet and IPTV revenues
  Synergy savings generated by the privatization of Bell Aliant
  Ongoing effective cost management

This was offset in part by:

  Ongoing loss of higher-margin legacy voice and data service revenues
  Continued competitive pricing pressures and market softness in our Bell Business Markets unit

BELL MEDIA

Bell Media Adjusted EBITDA increased a modest 0.5% in the third quarter of 2015, primarily as a result of the growth in revenues, partly offset by higher content and programming costs. Conversely, in the first nine months of the year, Adjusted EBITDA decreased by 0.6%, driven by higher content and programming costs, moderated in part by higher revenues and lower amortization of the fair value of certain programming rights.

2.6 Severance, acquisition and other costs

2015

Severance, acquisition and other costs of $46 million in the third quarter of 2015 and $294 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $27 million in Q3 2015 and $77 million on a year-to-date basis
  Acquisition and other costs of $19 million in Q3 2015 and $217 million on a year-to-date basis, related mainly to severance and integration costs due to the privatization of Bell Aliant, and transaction costs, such as legal and financial advisory fees, related to acquisitions. Year to date, a charge of $137 million was also incurred for the litigation claim for satellite TV signal piracy referred to under section 4.7, Liquidity – Litigation – Recent Developments in Legal Proceedings – Signal Piracy Litigation.

2014

Severance, acquisition and other costs of $66 million in the third quarter of 2014 and $158 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $20 million in Q3 2014 and $61 million on a year-to-date basis
  Acquisition and other charges of $46 million in Q3 2014 and $97 million on a year-to-date basis, which included $15 million relating to an additional CRTC tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral), as well as employee severance costs, transaction costs, such as legal and financial advisory fees, related to acquisitions

BCE Inc. 2015 Third Quarter Shareholder Report 9
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.7 Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter of 2015 decreased $12 million compared to Q3 2014 due to a reduction in useful lives of certain network assets starting July 1, 2014, which increased depreciation expense in 2014, partly offset by a higher depreciable asset base. On a year-to-date basis, depreciation increased $13 million compared to the same period in 2014, due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service.

AMORTIZATION

Amortization in the third quarter of 2015 increased by $17 million as a result of a higher net asset base. Year to date, amortization expenses decreased $60 million compared to the same period in 2014 due to an increase in 2014 of the useful lives of certain IT software assets from five to seven years, which was applied prospectively effective July 1, 2014, partly offset by a higher asset base.

2.8 Finance costs

INTEREST EXPENSE

Interest expense in the third quarter of 2015 remained unchanged as higher average debt levels were offset by higher capitalized interest and lower average interest rates. Year to date, interest expense decreased by $8 million compared to 2014, mainly as a result of higher capitalized interest and lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

In the third quarter and on a year-to-date basis in 2015, interest expense increased by $2 million and $6 million, respectively, compared to the same periods last year due to a higher post-employment benefit obligation and a lower discount rate, which decreased from 4.9% on January 1, 2014 to 4.0% on January 1, 2015.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.9 Other income

2015

Other income of $35 million in the third quarter of 2015 included net mark-to-market gains of $47 million on derivatives used as economic hedges of share based compensation and U.S. dollar purchases, and $22 million gains from our equity investments. These were partly offset by losses on investments of $19 million and losses on disposal of software, plant and equipment of $11 million.

Other income of $58 million in the first nine months of 2015 include a gain on investments of $73 million mainly due to the gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel Inc. (Glentel) to Rogers Communications Inc. (Rogers) and net mark-to-market gains of $56 million on derivatives used as economic hedges of share based compensation and U.S. dollar purchases. These were partly offset by losses on disposal of software, plant and equipment of $42 million and, losses from our equity investments of $48 million, which includes a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

2014

Other income of $2 million in the third quarter of 2014 included net mark-to-market gains of $20 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, offset by losses on disposal of software, plant and equipment of $13 million and $8 million of losses from our equity investments.

Other income of $76 million in the first nine months of 2014 included dividend income of $42 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, net mark-to-market gains of $36 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases and $16 million from gains on investments. These were partially offset by losses on disposal of software, plant and equipment of $30 million.

2.10 Income taxes

Income taxes in the third quarter and on a year-to-date basis in 2015 represented an increase of $30 million and $28 million, respectively, compared to the same periods last year, due to higher taxable income.

10 BCE Inc. 2015 Third Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.11 Net earnings and EPS

Net earnings attributable to common shareholders in the third quarter of 2015 increased $139 million compared to the same period last year. The increase in Q3 2015 was due to higher Adjusted EBITDA, higher other income, lower severance, acquisition and other costs, and lower non-controlling interest as a result of the privatization of Bell Aliant, partly offset by higher income taxes as a result of higher taxable income.

Year to date, net earnings attributable to common shareholders increased $209 million compared to the same period last year due mainly to higher Adjusted EBITDA, lower non-controlling interest as a result of the privatization of Bell Aliant, gains on investments of $73 million mainly due to the gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel to Rogers and lower net depreciation and amortization, partly offset by the $137 million charge for the litigation claim for satellite TV signal piracy, $48 million of losses from our equity investments, which includes a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, earnings generated in trust prior to the divestiture of Bell Media assets held for sale of $42 million in 2014, and higher income taxes.

BCE’s EPS increased by $0.10 and by $0.06 per common share in Q3 2015 and year to date, respectively. The average number of BCE common shares outstanding increased as a result of the privatization of Bell Aliant and our investment in Glentel which partly offset the increase in EPS.

Excluding the impact of severance, acquisition and other costs, net losses (gains) on investments, and early debt redemption costs, Adjusted net earnings in the third quarter of 2015 was $790 million, or $0.93 per common share, compared to $648 million, or $0.83 per common share for the same period last year. Adjusted net earnings in the first nine months of 2015 was $2,230 million, or $2.64 per common share, compared to $1,914 million, or $2.46 per common share for the first nine months of 2014.

BCE Inc. 2015 Third Quarter Shareholder Report 11
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 BUSINESS SEGMENT ANALYSIS

3.1 Bell Wireless

Key business developments

ROLLOUT OF LTE ADVANCED NETWORK SERVICE

On August 13, 2015, Bell announced North America’s first rollout of Tri-band long-term evolution Advanced (LTE-A) network service, delivering mobile data speeds of up to 335 Megabits per second (Mbps) (expected average download speeds of 25 Mbps to 100 Mbps). Bell has launched Tri-band LTE-A in parts of southern Ontario (including Toronto, Oakville and Hamilton), and select cities in Atlantic Canada (including Halifax, Fredericton and Moncton). Dual-band LTE-A technology was launched earlier this year delivering speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). Dual-band LTE-A service today covers approximately 44% of the Canadian population in parts of British Columbia, Alberta, Ontario and Atlantic Canada. This is complemented by access to Bell’s Fourth generation (4G) LTE network that covered over 94% of the national population as at the end of Q3 2015, providing data speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 Mbps to 40 Mbps).

BELL RANKED AS THE FASTEST MOBILE NETWORK IN CANADA

In its third annual ranking of Canada’s fastest wireless networks, PCMag ranked Bell #1 nationally and in more provinces than any other competitor. The survey points to two key advantages that put Bell ahead of the pack: our 2600 Megahertz (MHz) spectrum assets in Canada’s major urban centres and our Tri-band LTE-A network.

NEW LTE SMARTPHONES AND TABLETS ADDED TO BELL’S DEVICE LINEUP

Bell Mobility Inc.’s (Bell Mobility) and Virgin Mobile Canada’s (Virgin Mobile) extensive device lineup continued to expand in the quarter with the addition of a number of new 4G LTE smartphones and tablets for every budget from leading handset manufacturers, including the Samsung Galaxy S6 Edge+ and Galaxy Note 5 smartphones, Samsung’s Galaxy Tab S2 and Galaxy Tab A tablets, the iPhone 6s and iPhone 6s Plus from Apple, Motorola’s Moto G and Moto XPlay smartphones, the HTC Desire 626s and ZTE’s Grand X2 superphone.

TAKING THE LEAD IN MOBILE COMMERCE

In July, Bell launched Suretap, an open mobile wallet payment system based on NFC SIM cards and backed by Bell, Telus Corporation and Rogers and available to other carriers. There have been a total of approximately 500,000 downloads of Suretap for Android and BlackBerry in the last 3 months. With support for 40 payment cards and more than 30 gift card brands, the Suretap app is now available for more than 90% of Android and BlackBerry devices sold. Enstream, a joint venture of Bell, Telus and Rogers, offers secure card management services to VISA, MasterCard and debit card issuers using SIM secure elements on Bell Mobility phones, including CIBC, Desjardins, TD Canada Trust, and most recently Scotiabank in Q3.

12 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

BCE Inc. 2015 Third Quarter Shareholder Report 13
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Service	1,619	1,495	124	8.3%	4,658	4,312	346	8.0%
Product	143	117	26	22.2%	419	316	103	32.6%
Total external revenues	1,762	1,612	150	9.3%	5,077	4,628	449	9.7%
Inter-segment revenues	10	9	1	11.1%	29	28	1	3.6%
Total Bell Wireless revenues	1,772	1,621	151	9.3%	5,106	4,656	450	9.7%

Bell Wireless operating revenues grew 9.3% in the third quarter of 2015 and 9.7% in the first nine months of 2015, as a result of both higher service and product revenues compared to the same periods in 2014.

  Service revenues grew 8.3% in Q3 2015, and 8.0% year to date, compared to the same periods last year, reflecting a greater number of postpaid subscribers in our customer base coupled with blended ARPU growth that was driven by higher average monthly rates as customers continue to shift from three-year plans to two-year plans, increased data usage from greater smartphone penetration, improved collections of termination charges and higher usage of data applications, combined with broader 4G LTE network coverage and speeds. Lower wireless voice revenues, due mainly to greater adoption of unlimited nationwide talk plans and the ongoing substitution for data applications, moderated the year-over-year growth in service revenues.
  Wireless data revenues were up 23.5% this quarter and 24.0% year to date, while wireless voice revenues declined 6.1% and 5.7% respectively, compared to the same periods last year.
  Product revenues were up 22.2% and 32.6% in the third quarter and first nine months of 2015, respectively, mainly due to increased pricing on certain handsets, and a greater proportion of higher-end smartphone devices in our sales mix along with higher sales volumes including a greater number of device upgrades. The increase in sales activity in the marketplace was stimulated by the start of the double cohort at the beginning of June 2015.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(1,014)	(921)	(93)	(10.1%)	(2,919)	(2,632)	(287)	(10.9%)
Adjusted EBITDA	758	700	58	8.3%	2,187	2,024	163	8.1%
Total Adjusted EBITDA margin	42.8%	43.2%		(0.4%)	42.8%	43.5%		(0.7%)
Service Adjusted EBITDA margin	46.8%	46.8%		0.0%	47.0%	46.9%		0.1%

Bell Wireless operating costs increased 10.1% in the third quarter of 2015, and 10.9% year to date, compared to the same periods last year as a result of:

  Higher investment in customer retention that reflected a greater number of subsidized upgrades primarily due to the impact of the double cohort combined with a greater proportion of smartphone upgrades
  Increased subscriber acquisition costs driven mainly by higher postpaid gross activations
  Higher bad debt expense driven primarily by increased revenues
  Greater payments to other carriers from higher data usage volume

Bell Wireless Adjusted EBITDA growth of 8.3% in the third quarter of 2015, and 8.1% in the first nine months of 2015, was led by higher year-over-year operating revenues as described above, moderated in part by greater customer retention spending and subscriber acquisition costs, along with higher bad debt expense, increased labour costs and greater payments to other carriers. This resulted in relatively stable year-over-year Adjusted EBITDA margin based on service revenues of 46.8% in Q3 2015 and 47.0% in the first nine months of the year, compared to 46.8% and 46.9% achieved during the same periods of 2014.

14 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q3 2015	Q3 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
Blended ARPU ($/month)	65.34	61.59	3.75	6.1%	62.89	59.57	3.32	5.6%
Gross activations	424,164	431,460	(7,296)	(1.7%)	1,150,497	1,181,166	(30,669)	(2.6%)
Postpaid	353,652	331,851	21,801	6.6%	950,445	908,752	41,693	4.6%
Prepaid	70,512	99,609	(29,097)	(29.2%)	200,052	272,414	(72,362)	(26.6%)
Net activations	58,543	83,636	(25,093)	(30.0%)	64,739	110,098	(45,359)	(41.2%)
Postpaid	77,655	91,779	(14,124)	(15.4%)	174,061	193,834	(19,773)	(10.2%)
Prepaid	(19,112)	(8,143)	(10,969)	n.m.	(109,322)	(83,736)	(25,586)	(30.6%)
Blended churn % (average per month)	1.49%	1.45%		(0.04%)	1.49%	1.50%		0.01%
Postpaid	1.31%	1.20%		(0.11%)	1.24%	1.20%		(0.04%)
Prepaid	2.98%	3.14%		0.16%	3.36%	3.44%		0.08%
Subscribers	8,183,367	8,035,130	148,237	1.8%	8,183,367	8,035,130	148,237	1.8%
Postpaid	7,284,108	6,991,927	292,181	4.2%	7,284,108	6,991,927	292,181	4.2%
Prepaid	899,259	1,043,203	(143,944)	(13.8%)	899,259	1,043,203	(143,944)	(13.8%)
Cost of acquisition (COA) ($/subscriber)	446	420	(26)	(6.2%)	444	420	(24)	(5.7%)

n.m.: not meaningful

Blended ARPU grew by 6.1% and 5.6% in the third quarter and first nine months of 2015, respectively, compared to the same periods last year. The increases reflected strong growth in postpaid ARPU due to an increased mix of customers on higher-rate two year plans, disciplined pricing, greater data usage, improved collections of termination charges and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU compared to last year as customers continue to substitute voice with data services.

  Data ARPU was up 21.1% in Q3 2015, and 21.3% year to date, compared to the same periods last year, driven by greater penetration of smartphones and other data devices such as tablets that are driving greater data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The expansion of our LTE network coverage, together with the rollout of increased 4G LTE network speeds in August 2014, also contributed to the growth in data ARPU.
  Voice ARPU declined 7.7% in both Q3 2015 and the first nine months of this year, compared to the same periods last year, primarily as a result of greater adoption of all inclusive rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage due to ongoing substitution of voice services with data services

Total gross wireless activations decreased 1.7% and 2.6% in the third quarter and first nine months of 2015, respectively, reflecting lower prepaid gross activations as postpaid gross activations were up year over year in Q3 2015 and in the first nine months of 2015, compared to last year.

  Postpaid gross activations increased 6.6% this quarter and 4.6% year to date, compared to the same periods last year, driven by greater activity from the impact of the double cohort that began in June 2015
  Prepaid gross activations declined 29.2% in the third quarter of 2015 and 26.6% in the first nine months of 2015, due to our continued focus on postpaid customer acquisitions

Smartphone adoption represented 78% and 74% of total postpaid gross activations in Q3 2015 and the first nine months of 2015, respectively, compared to 72% in the same periods of last year. The percentage of postpaid subscribers with smartphones increased to 78% at September 30, 2015, compared to 75% at the end of Q3 2014.

Blended wireless churn was 1.49% in both Q3 2015 and in the first nine months of 2015. This represented a marginal increase of 0.04% over Q3 2014 but remained relatively stable on a year-to-date basis. The increase in our blended churn rate in Q3 2015 was mainly attributable to a greater number of postpaid deactivations. The greater percentage of postpaid subscribers in our total subscriber base compared to last year moderated the increase in Q3 2015 churn as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn of 1.31% increased by 0.11% in Q3 2015 and year to date churn of 1.24% increased 0.04% compared to last year, due to increased activity in the market as a result of the double cohort
  Prepaid churn improved 0.16% in the third quarter and 0.08% year to date to 2.98% and 3.36%, respectively, from fewer customer deactivations compared to the same periods in 2014

Postpaid net activations decreased 15.4% in the third quarter of 2015 and 10.2% in the first nine months of 2015 compared to last year, due to higher customer deactivations, mitigated in part by higher gross activations.

Prepaid net customer losses increased by 10,969 in Q3 2015 and 25,586 year to date, due to lower gross activations, offset in part by fewer year-over-year customer deactivations.

Wireless subscribers totalled 8,183,367 at September 30, 2015, representing an increase of 1.8% since the end of the third quarter of 2014. The proportion of Bell Wireless customers subscribing to postpaid service increased to 89% in Q3 2015, from 87% at the end of the same period in 2014.

BCE Inc. 2015 Third Quarter Shareholder Report 15
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

COA per gross activation increased by $26 to $446 in Q3 2015, and by $24 to $444 in the first nine months of 2015, due to a higher proportion of postpaid customers in our activation mix.

Retention costs as a percentage of service revenue increased to 11.7% and 12.0% in Q3 2015 and the first nine months of the year, respectively, compared to 10.2% in both corresponding periods of last year. The increase is mainly attributable to a greater number of subsidized customer upgrades resulting from increased activity in the marketplace due to the double cohort and the ongoing shift to more expensive smartphone models in our upgrade mix.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A, in the BCE 2015 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher, but slowing, Canadian wireless industry penetration and smartphone adoption
  Sustained level of competition in both consumer and business markets
  Maintain our market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades
  Higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts
  Completion of the LTE network expected to cover 98% of the Canadian population
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  A higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

16 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

GIGABIT FIBE INTERNET SERVICE NOW AVAILABLE TO 2 MILLION HOMES

On August 10, 2015, Bell launched its new Gigabit Fibe Internet service to more than 1.3 million homes across Ontario and Québec. Service was also launched to another 650,000 homes in communities across Atlantic Canada on September 23, 2015, bringing the total number of homes with Gigabit Fibe service availability to approximately 2 million at the end of Q3 2015. With our ongoing fibre network build, Gigabit Fibe is expected to be available to more than 2.2 million homes across Québec, Ontario and Atlantic Canada by the end of the year. Bell Gigabit Fibe will offer speeds of up to 940 Mbps at launch, rising to a full 1 Gigabit per second (Gbps) or faster in 2016 as equipment evolves to support these speeds.

NEW INNOVATIVE FIBE TV FEATURES

Bell continues to lead IPTV innovation in Canada with the roll out of a new Fibe TV interface and three new features available only on Fibe TV. With our new “Trending” feature, customers can see the five most popular shows among Fibe TV customers in real time and quickly change to those channels by clicking the up arrow on their Fibe TV remote. The new “Resume” option extends the capability of Fibe TV’s exclusive Restart feature. If customers change to another channel after using Restart, they can now pick up right where they left off when they tune back in while Fibe TV’s new “Lookback” feature allows them to go back in time 30 hours to view missed programming.

DATA CENTRE ENHANCEMENTS

Bell’s data hosting facility in Montréal was expanded to offer a total IT load capacity of 6.8 megawatts in a 60,000 square foot (5,574 m²) location. The expansion of the data centre, which provides secure and reliable data hosting solutions to a broad range of business customers, supports business technology growth in Québec and reinforces Bell’s leadership in hosting, connectivity and cloud computing. With partner Q9 Networks Inc., Bell offers business customers access to 27 centres across Canada with more data capacity than any other data centre operator.

BCE Inc. 2015 Third Quarter Shareholder Report 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

18 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Data	1,770	1,722	48	2.8%	5,301	5,145	156	3.0%
Local and access	818	855	(37)	(4.3%)	2,469	2,582	(113)	(4.4%)
Long distance	207	229	(22)	(9.6%)	627	688	(61)	(8.9%)
Equipment and other	181	186	(5)	(2.7%)	528	543	(15)	(2.8%)
Total external revenues	2,976	2,992	(16)	(0.5%)	8,925	8,958	(33)	(0.4%)
Inter-segment revenues	52	54	(2)	(3.7%)	172	156	16	10.3%
Total Bell Wireline revenues	3,028	3,046	(18)	(0.6%)	9,097	9,114	(17)	(0.2%)

Bell Wireline operating revenues declined by 0.6% in Q3 2015, and by 0.2% in the first nine months of 2015 compared to the same periods last year, due to lower local and access, long distance and equipment and other revenues as well as the negative impact of legislation enacted in December 2014 which eliminated charges for paper bills. This decline was moderated by growth in data revenues.

As a result of growth in our Fibe TV and Fibe Internet subscriber base, the slowing erosion of voice revenue and the favourable impact of rate increases, our Bell Residential Services unit continued to deliver positive revenue growth in Q3 2015. This helped to mitigate the year-over-year revenue decline in our Bell Business Markets unit which was due to competitive repricing pressures and volume declines driven in part by overall market softness. However, the overall rate of revenue erosion in our Bell Business Markets unit has stabilized this quarter in comparison to Q2 2015.

  Data revenues increased 2.8% in Q3 2015 and 3.0% in the first nine months of 2015, compared to the same periods last year, driven by increased Internet and TV services revenues resulting from growth in Fibe subscribers, price increases on our residential services and greater bandwidth Internet service usage. This was partly offset by declines in our Bell Business Markets unit from pricing pressures and overall market softness resulting in reduced IP-based data services and data product sales. Additionally, continued declines in basic legacy data revenues in our business and wholesale markets unfavourably impacted data revenue growth.
  Local and access revenues decreased by 4.3% in the third quarter and 4.4% in the first nine months of 2015, compared to the same periods in 2014, reflecting the continued erosion of NAS lines due to technological substitution to wireless and Internet-based services, large business customer conversions to IP-based data services, as well as pricing pressures in our business market. This was moderated in part by rate increases on our residential services.
  Long distance revenues decreased by 9.6% this quarter and 8.9% in the first nine months of the year, compared to the same periods last year, resulting from fewer minutes of use by residential and business customers due to NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services, as well as ongoing rate pressures in our residential market due to the unfavourable impact of premium rate plans. This was mitigated in part by higher sales of international long distance minutes in our wholesale market.
  Equipment and other revenues declined by 2.7% in Q3 2015 and 2.8% in the first nine months of 2015, compared to the same periods in 2014, mainly driven by reduced business equipment sales.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(1,782)	(1,813)	31	1.7%	(5,345)	(5,399)	54	1.0%
Adjusted EBITDA	1,246	1,233	13	1.1%	3,752	3,715	37	1.0%
Adjusted EBITDA margin	41.1%	40.5%		0.6%	41.2%	40.8%		0.4%

Bell Wireline operating costs decreased by $31 million, or 1.7%, in the third quarter of 2015 and by $54 million, or 1.0% in the first nine months of 2015, compared to the same periods in 2014. The year-over-year decline was attributed mainly to:

  Operational cost savings generated by synergies from the privatization of Bell Aliant
  Lower labour costs driven by headcount reductions, lower call volumes and vendor contract savings
  Reduced general and administration costs reflecting lower bad debt, professional fees, fleet costs and operating taxes
  Decreased marketing and sales expense due in part to disciplined advertising spend and higher advertising costs during the Sochi 2014 Winter Olympics in Q1 2014

These factors were partly offset by:

  Higher programming costs relating to our IPTV service resulting from an increased number of subscribers, programming rate increases and the launch of CraveTV in December 2014

Additionally, year-to-date results were favourably impacted by lower cost of goods sold corresponding to reduced equipment sales.

BCE Inc. 2015 Third Quarter Shareholder Report 19
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Bell Wireline Adjusted EBITDA grew by 1.1% in the third quarter of 2015 and by 1.0% during the first nine months of 2015, with corresponding Adjusted EBITDA margin increases to 41.1% and 41.2% from 40.5% and 40.8% in the same periods in 2014. The year-over-year growth in Adjusted EBITDA was driven by:

  Ongoing growth in our Internet and IPTV revenues
  Synergy savings resulting from the privatization of Bell Aliant
  Effective overall cost containment

This was partly offset by:

  The continued but moderating loss of higher-margin legacy voice and data service revenues
  Competitive pricing pressures and general market softness in our Bell Business Markets unit

The Q3 2015 growth in Adjusted EBITDA of 1.1% represented an improvement over the 0.2% growth experienced in Q3 2014.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q3 2015	Q3 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
High-Speed Internet net activations	57,888	64,254	(6,366)	(9.9%)	116,144	108,380	7,764	7.2%
High-Speed Internet subscribers(1) (2)	3,374,239	3,245,016	129,223	4.0%	3,374,239	3,245,016	129,223	4.0%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was reduced by 31,426 subscribers. This adjustment primarily consisted of older balances.

High-Speed Internet subscriber net activations decreased by 9.9% in the third quarter of 2015 due to more aggressive bundle offers during the quarter from cable competitors, which also negatively impacted churn. Additionally, a strong Q3 2014 performance, reflecting higher back to school activations, contributed to the lower year-over-year activations. This was offset in part by the favourable pull-through impact of IPTV activations and higher small business customer gains in our business market, which also led to the year-to-date growth of 7.2%.

High-Speed Internet subscribers at September 30, 2015 totalled 3,374,239 up 4.0% from the end of the third quarter of 2014.

TV

	Q3 2015	Q3 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
Net subscriber activations	25,914	37,578	(11,664)	(31.0%)	69,594	111,170	(41,576)	(37.4%)
IPTV	67,908	74,450	(6,542)	(8.8%)	179,237	199,960	(20,723)	(10.4%)
Total subscribers(1) (2)	2,700,710	2,600,418	100,292	3.9%	2,700,710	2,600,418	100,292	3.9%
IPTV(1) (2)	1,108,699	857,473	251,226	29.3%	1,108,699	857,473	251,226	29.3%

(1)	Our Q1 2015 IPTV and total TV subscriber base included a beginning of period adjustment to reduce the number of subscribers by 2,236 and 7,702, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period IPTV and total TV subscriber base was reduced by 1,849 and 3,790 subscribers, respectively. These adjustments primarily consisted of older balances.

IPTV net subscriber activations declined by 6,542 or 8.8% to 67,908 in Q3 2015 and by 20,723 or 10.4% to 179,237 in the first nine months of 2015 compared to the same periods in 2014. The decline was driven by more aggressive offers for service bundles from cable competitors, which impacted both gross activations and deactivations. Additionally, the slower pace of our IPTV footprint expansion also unfavourably impacted IPTV net activations. This was mitigated by lower residential customer churn driven by a growing and more mature subscriber base.

Satellite TV net customer losses increased by 13.9% to 41,994 in the third quarter of 2015 and by 23.5% to 109,643 in the first nine months of the year, compared to last year, due to a lower number of retail activations and higher retail churn driven by aggressive offers from cable TV competitors, in particular, in our service areas where Fibe TV is not available. Lower wholesale net activations attributable to the roll-out of IPTV service by other competing providers in Western Canada also unfavourably impacted Satellite TV net customer losses.

Total TV net subscriber activations (IPTV and Satellite TV combined) were down 31.0% to 25,914 this quarter and 37.4% to 69,594 in the first nine months of 2015, resulting from both lower IPTV and Satellite TV net activations compared to last year as described above.

IPTV subscribers at September 30, 2015 totalled 1,108,699 up 29.3% from 857,473 subscribers reported at the end of Q3 2014.

Satellite TV subscribers at September 30, 2015 amounted to 1,592,011 which represented an 8.7% decline from the 1,742,945 subscribers at the end of Q3 2014.

Total TV subscribers (IPTV and Satellite TV combined) at September 30, 2015 totalled 2,700,710, representing a 3.9% increase since the end of the third quarter of 2014.

20 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Local and Access

	Q3 2015	Q3 2014	CHANGE	% CHANGE	YTD 2015	YTD 2014	CHANGE	% CHANGE
NAS LINES
Residential(1) (2)	3,591,813	3,872,840	(281,027)	(7.3%)	3,591,813	3,872,840	(281,027)	(7.3%)
Business	3,203,763	3,351,017	(147,254)	(4.4%)	3,203,763	3,351,017	(147,254)	(4.4%)
Total	6,795,576	7,223,857	(428,281)	(5.9%)	6,795,576	7,223,857	(428,281)	(5.9%)
NAS NET LOSSES
Residential	(78,354)	(70,782)	(7,572)	(10.7%)	(220,043)	(248,497)	28,454	11.5%
Business	(29,722)	(37,270)	7,548	20.3%	(111,481)	(123,215)	11,734	9.5%
Total	(108,076)	(108,052)	(24)	(0.0%)	(331,524)	(371,712)	40,188	10.8%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 4,409 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was increased by 657 subscribers. This adjustment primarily consisted of older balances.

NAS net losses were essentially unchanged compared to the third quarter of last year, as the lower year-over-year business net losses offset the higher residential net losses. In the first nine months of the year NAS net losses improved by 10.8%, or 40,188 lines, compared to the same period in 2014, due to fewer residential and business NAS net losses.

Residential NAS net losses were 10.7%, or 7,572 lines, higher this quarter, compared to the same period last year, due to more aggressive promotions and service bundle discounts offered by the cable TV operators, as well as from the ongoing wireless and Internet-based technology substitution for local services. The losses were moderated by the favourable pull-through impact of IPTV activations and greater NAS customer retention through the acquisition of three-product households. These factors also drove the improvement in net losses of 11.5%, or 28,454 lines, in the first nine months of the year, compared to the same period in 2014.

Business NAS net losses improved by 20.3%, or by 7,548 lines, in the third quarter of 2015 and 9.5%, or by 11,734 lines, in the first nine months of 2015, compared to the same periods in 2014. The year-over-year improvements were due to reduced customer losses in both our small and mid business markets, along with the benefit provided by the Federal election. This was offset by higher deactivations amongst large business market customers due to competitive losses and the ongoing conversion of voice lines to wireless and IP-based services. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base was 5.9% in the third quarter of 2015, which has remained stable compared to the 5.8% erosion experienced in the second quarter of 2015. At September 30, 2015, we had 6,795,576 NAS lines, compared to 7,223,857 at the end of Q3 2014.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A, in the BCE 2015 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer year-over-year residential NAS net losses, resulting in higher penetration of three-product households
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of three-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stable year-over-year rate of decline in Bell Business Markets Adjusted EBITDA
  Continued large business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

BCE Inc. 2015 Third Quarter Shareholder Report 21
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

ASTRAL OUT OF HOME PARTNERS WITH OTTAWA INTERNATIONAL AIRPORT

Bell Media’s out-of-home advertising division has been awarded an 8-year contract by the Ottawa Macdonald-Cartier International Airport, the sixth busiest in Canada and the latest to join the Astral Out of Home portfolio. Starting next month, Astral Out of Home will replace all of the existing advertising infrastructure at the airport with a complete line of digital products, making it the first in Canada with permanent 100% digital advertising structures.

Financial performance analysis

2015 PERFORMANCE HIGHLIGHTS

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$665
$692
4.1%
Q3 2014
Q3 2015

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$182
$183
0.5%
Q3 2014
Q3 2015

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$2,148
$2,158
0.5%
YTD 2014
YTD 2015

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$542
$539
(0.6%)
YTD 2014
YTD 2015

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

9 of top 20 programs

NATIONALLY AMONG TOTAL VIEWERS Q3 2015 (SUMMER SEASON)

22 BCE Inc. 2015 Third Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

BELL MEDIA RESULTS

REVENUES

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Total external revenues	607	591	16	2.7%	1,909	1,928	(19)	(1.0%)
Inter-segment revenues	85	74	11	14.9%	249	220	29	13.2%
Total Bell Media revenues	692	665	27	4.1%	2,158	2,148	10	0.5%

Bell Media operating revenues increased by 4.1% in Q3 2015 and by 0.5% in the first nine months of 2015, compared to last year, primarily driven by higher advertising and subscriber revenues.

Advertising revenues were up year over year for both the third quarter and the first nine months of 2015, compared to the same periods in 2014, as a result of:

  Conventional TV advertising growth in Q3 which was supported by Bell Media’s new fall season primetime line-up, this year’s live broadcast of the Emmy Awards, and the recent Federal election. The first nine months of 2015 also benefitted from a recapture of advertising dollars following the prior year shift to the principal broadcaster of the Sochi 2014 Winter Olympics.
  Increased specialty TV advertising revenues in Q3 2015 primarily driven by the broadcast of the Fédération Internationale de Football Association (FIFA) Women’s World Cup tournament coupled with the recapture of advertising dollars following the shift last year to the main broadcaster of the 2014 FIFA Men’s World Cup Soccer. Additionally, we benefitted from the continued growth in audience levels from our English non-sports specialty services at Space and Discovery TV. Conversely, specialty TV revenues declined in the first nine months of 2015, mainly due to the loss of the broadcast of NHL playoff hockey.
  Higher out-of-home advertising revenues primarily from new contract wins in the current year, as well as strategic acquisitions in 2014

Subscriber fee revenues increased in the third quarter and for the first nine months of 2015, compared to the same periods in 2014, due to revenues generated from CraveTV, our streaming service launched in December 2014, and from our TV Everywhere products. This was offset in part by the discontinuance of Viewers Choice, which ceased operations in 2014, along with reduced pay service subscribers.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Operating Costs	(509)	(483)	(26)	(5.4%)	(1,619)	(1,606)	(13)	(0.8%)
Adjusted EBITDA	183	182	1	0.5%	539	542	(3)	(0.6%)
Adjusted EBITDA margin	26.4%	27.4%		(1.0%)	25.0%	25.2%		(0.2%)

Bell Media operating costs were up 5.4% in Q3 2015 and 0.8% in the first nine months of the year, compared to the same periods in 2014, due to escalating programming and content costs related to CraveTV and sports broadcasting rights, combined with the expiry of certain CRTC benefits, including the completion of the Local Programming Improvement Fund. This was mitigated in part by reduced costs associated with the discontinuance of the Viewer’s Choice channel and disciplined management of other operating expenses. In the first nine months of 2015, higher content costs were moderated by the loss of the broadcast rights for the 2015 NHL playoffs and the lower amortization of the fair value of certain programming rights.

Bell Media Adjusted EBITDA grew by 0.5% in the third quarter of 2015, compared to the same period last year, primarily due to higher advertising and subscriber revenues partly offset by higher year-over-year operating costs. Conversely, in the first nine months of 2015, Adjusted EBITDA declined 0.6%, as escalating content and programming costs more than offset the year-over-year growth in operating revenues and lower amortization of the fair value of certain programming rights.

BELL MEDIA OPERATING METRICS

  CTV finished the Summer season as Canada’s leading network during full day and primetime among total viewers and across all key demographics
  CTV led the Summer season with 9 of the top 20 programs
  Bell Media’s specialty and pay TV properties reached 83% of all Canadian English specialty and pay TV viewers in the average week during Q3 2015. Bell Media led in primetime with the top 2 entertainment specialty stations (Discovery and Space) among the key viewers aged 25 to 54.
  In Québec, Bell Media continued its leadership position with specialty TV audiences reaching 81% of all French TV viewers in the average week. Bell Media accounted for 22.5% of viewership among viewers aged 25 to 54. Three of the top 5 specialty channels are Bell Media properties (Canal D, Super Écran and Canal Vie).
  Bell Media led among its Canadian broadcast competitors in unique visitors and video viewers, total page views, visits and videos served (monthly averages are, respectively, 17.2 million visitors, 2.8 million viewers, 326 million page views, 122 million visits, and 63 million videos)
  Bell Media is Canada’s top radio broadcaster reaching 17.4 million listeners who spend in excess of 85 million hours tuned in each week
  Astral Out of Home maintains its leadership in Québec and Ontario and pursues its growth Canada wide with the latest contract win of the Ottawa Macdonald-Cartier International Airport

BCE Inc. 2015 Third Quarter Shareholder Report 23
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in the BCE 2015 First Quarter MD&A, in the BCE 2015 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  Successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

24 BCE Inc. 2015 Third Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 FINANCIAL AND CAPITAL MANAGEMENT

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	SEPTEMBER 30, 2015	DECEMBER 31, 2014	$ CHANGE	% CHANGE
Debt due within one year(2)	6,416	3,743	2,673	71.4%
Long-term debt	14,444	16,355	(1,911)	(11.7%)
Preferred shares(3)	2,002	2,002	–	0.0%
Cash and cash equivalents	(622)	(566)	(56)	(9.9%)
Net debt	22,240	21,534	706	3.3%

(1)	Net Debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt in this MD&A for more details.
(2)	Includes the current portion of long-term debt, bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $4,004 million in 2015 and 2014 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $762 million in debt due within one year and long-term debt was due to:

  an increase in our notes payable (net of repayments) of $672 million the issuance of MTN debentures at Bell Canada with a total principal amount of $500 million a net increase of $90 million in our finance lease obligations and other debt partly offset by:

  the partial repayment of approximately $500 million of our unsecured committed term credit facility that was used to fund part of the acquisition of Astral

The increase in cash and cash equivalents of $56 million was due mainly to Free Cash Flow of $2,083 million, the disposition of 50% of Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs) and $207 million debt issuance (net of repayments), partly offset by dividends paid on common shares of $1,617 million, the acquisition of wireless spectrum licences of $534 million, $296 million ($284 million, net of cash on hand) cash consideration paid for the acquisition of Glentel and $133 million of acquisition costs paid.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2015	840,330,353
Shares issued under employee stock option plan	1,765,964
Shares issued under employee savings plan (ESP)	1,727,418
Shares issued for the Glentel acquisition	5,548,908
Outstanding, September 30, 2015	849,372,643

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,817,471	56
Exercised(1)	(1,765,964)	39
Forfeited	(116,147)	49
Outstanding, September 30, 2015	10,213,550	48
Exercisable, September 30, 2015	1,697,904	38

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2015 was $55 per unit.

BCE Inc. 2015 Third Quarter Shareholder Report 25
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,878	1,882	(4)	(0.2%)	4,764	4,714	50	1.1%
Bell Aliant dividends paid to BCE	–	47	(47)	(100.0%)	–	95	(95)	(100.0%)
Capital expenditures	(927)	(975)	48	4.9%	(2,668)	(2,641)	(27)	(1.0%)
Cash dividends paid on preferred shares	(37)	(31)	(6)	(19.4%)	(113)	(94)	(19)	(20.2%)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(69)	43	62.3%	(33)	(144)	111	77.1%
Acquisition costs paid	33	33	–	0.0%	133	63	70	n.m.
Bell Aliant free cash flow	–	(53)	53	100.0%	–	(82)	82	100.0%
Free cash flow	921	834	87	10.4%	2,083	1,911	172	9.0%
Bell Aliant free cash flow, excluding dividends paid	–	6	(6)	(100.0%)	–	(13)	13	100.0%
Business acquisitions	(2)	(10)	8	80.0%	(286)	(10)	(276)	n.m.
Acquisition costs paid	(33)	(33)	–	0.0%	(133)	(63)	(70)	n.m.
Business dispositions	2	186	(184)	(98.9%)	409	724	(315)	(43.5%)
Acquisition of spectrum licences	(5)	–	(5)	n.m.	(534)	(566)	32	5.7%
Other investing activities	(13)	1	(14)	n.m.	(15)	(2)	(13)	n.m.
Net issuance of debt instruments	142	1,569	(1,427)	(90.9%)	207	1,359	(1,152)	(84.8%)
Privatization of Bell Aliant	–	(804)	804	100.0%	–	(804)	804	100.0%
Issue of common shares	7	2	5	n.m.	64	43	21	48.8%
Cash dividends paid on common shares	(551)	(480)	(71)	(14.8%)	(1,617)	(1,412)	(205)	(14.5%)
Other financing activities	(15)	(15)	–	0.0%	(122)	(96)	(26)	(27.1%)
Net increase in cash and cash equivalents	453	1,256	(803)	(63.9%)	56	1,071	(1,015)	(94.8%)
Free cash flow per share(1)	$1.09	$1.06	$0.03	2.8%	$2.47	$2.45	0.02	0.8%

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details.
n.m.: not meaningful

Cash Flows from operating activities and Free Cash Flow

Cash flows from operating activities in the third quarter of 2015 decreased by $4 million compared to Q3 2014 due mainly to a decrease in working capital, partly offset by higher Adjusted EBITDA and lower income taxes paid. The increase in cash flows from operating activities of $50 million for the first nine months of 2015 reflects higher Adjusted EBITDA and lower income taxes paid, partly offset by higher acquisition costs paid and a decrease in working capital.

Free cash flow in Q3 2015 increased by $87 million compared to Q3 2014 due mainly to the favourable impact of the privatization of Bell Aliant and higher Adjusted EBITDA, partly offset by a decrease in working capital. Free cash flow increased by $172 million in the first nine months of 2015 compared to the same period last year due mainly to the favourable impact of the privatization of Bell Aliant and an increase in cash from operating activities, partly offset by higher capital expenditures.

Free cash flow per share in the third quarter of 2015 was $1.09 per common share, compared to $1.06 per common share for the same period last year. On a year-to-date basis, free cash flow per share was $2.47 per common share, compared to $2.45 per common share for the same period last year.

Capital expenditures

	Q3 2015	Q3 2014	$ CHANGE	% CHANGE	YTD 2015	YTD 2014	$ CHANGE	% CHANGE
Bell Wireless	184	182	(2)	(1.1%)	523	469	(54)	(11.5%)
Capital intensity ratio	10.4%	11.2%		0.8%	10.2%	10.1%		(0.1%)
Bell Wireline	716	756	40	5.3%	2,068	2,089	21	1.0%
Capital intensity ratio	23.6%	24.8%		1.2%	22.7%	22.9%		0.2%
Bell Media	27	37	10	27.0%	77	83	6	7.2%
Capital intensity ratio	3.9%	5.6%		1.7%	3.6%	3.9%		0.3%
BCE	927	975	48	4.9%	2,668	2,641	(27)	(1.0%)
Capital intensity ratio	17.3%	18.8%		1.5%	16.8%	17.0%		0.2%

26 BCE Inc. 2015 Third Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

BCE capital expenditures were $48 million, or 4.9%, lower this quarter compared to Q3 2014. Conversely, year-to-date capital expenditures increased by $27 million, or 1.0%, compared to the same period last year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 17.3% and 16.8% in Q3 2015 and year to date, respectively, compared to 18.8% and 17.0% in the same respective periods last year. The year-over-year variances reflect:

  Essentially comparable year-over-year wireless capital spending in Q3 2015, whereas wireless capital spending in the first nine months of 2015 increased by $54 million, primarily attributable to the continued rollout of our 4G LTE mobile services which reached approximately 94% of the Canadian population at September 30, 2015, along with our deployment of LTE Advanced network service. The rollout of 700 MHz spectrum and ongoing investments to increase network capacity in order to support greater data consumption and higher LTE speeds also contributed to the increase in capital spending.
  Lower wireline capital expenditures of $40 million in the third quarter and $21 million in the first nine months of 2015 compared to the previous year, mainly driven by the substantial completion of our FibreOP deployment in Atlantic Canada and a slowdown in our IPTV service footprint expansion in Québec and Ontario. This decline in capital expenditures was partly offset by increased spending on our continued rollout of broadband fibre and further expansion of our fibre-to-the-home (FTTH) footprint including the Gigabit Fibe infrastructure buildout in the city of Toronto and other locations along with our investment to increase capacity on our fibre to the node (FTTN) network. Additionally, the decline in capital expenditures was also partly offset by increased spending to support our customer service improvement initiatives and our growing IPTV and high-speed Internet subscriber bases, as well as the execution of business customer contracts.
  Lower capital expenditures at Bell Media of $10 million in the third quarter and $6 million in the first nine months of 2015, compared to the same periods in 2014, as a result of greater capital spending last year for increasing broadcasting capacity and TV production equipment related to the expansion of TSN from two to five national feeds

Business acquisitions

On May 20, 2015, BCE completed the previously announced acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares.

Business dispositions

Business dispositions of $409 million year to date in 2015 reflects BCE’s divestiture of 50% of its ownership interest in Glentel to Rogers in Q2 2015 for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

In Q1 2014, we completed the sale of certain TV services and radio stations for total cash proceeds of $538 million. We also completed the sale of the remaining five Astral TV services for total cash proceeds of $186 million in Q3 2014.

Acquisition of spectrum licences

On April 21, 2015, Bell Mobility acquired advanced wireless service – 3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million MHz-POP of AWS-3 spectrum for $500 million, which was paid in the first half of 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-POP of 2500 MHz wireless spectrum for $29 million, which was paid in Q2 2015. This acquisition increased Bell Mobility’s 2500 MHz spectrum holdings in a number of urban and rural markets.

In the first half of 2014, Bell Mobility acquired 700 MHz spectrum assets in every province and territorial market comprised of 31 licences for $566 million.

Debt instruments

2015:

In the third quarter of 2015, we issued $142 million of debt, net of repayments. This included a $555 million issuance (net of repayments) of notes payable and bank advances, partly offset by a reduction in our loans secured by trade receivables of $305 million and a $108 million repayment of finance leases and other debt.

In the first nine months of 2015, we issued $207 million of debt, net of repayments. This included the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million and the issuance (net of repayments) of $672 million of notes payable and bank advances. These issuances were partly offset by a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $353 million repayment of finance leases and other debt, and a $112 million repayment of Glentel’s outstanding debt.

Subsequent to the end of the third quarter, on October 1, 2015, Bell Canada issued 3.00% Series M-40 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on October 3, 2022.

On November 2, 2015, Bell Canada redeemed early its 3.60% Series M-21 MTN debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which were due on December 2, 2015.

BCE Inc. 2015 Third Quarter Shareholder Report 27
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

2014:

In the third quarter of 2014, we issued $1,569 million of debt, net of repayments. This included the issuance of Series M-30 and Series M-31 MTN debentures at Bell Canada with an aggregate principal amount of $1.25 billion and $443 million of notes payable and bank advances, net of repayments, partly offset by payments of finance leases and other debt of $124 million.

In the first nine months of 2014, we issued $1,359 million of debt, net of repayments. This included the issuance of MTN debentures at Bell Canada with a principal amount of $1.25 billion and MTNs at Bell Aliant with a principal amount of $150 million, as well as notes payable and bank advances, net of repayments, of $601 million, partly offset by repayments of $342 million of finance leases and other debt and $300 million of CTV Specialty notes on February 18, 2014.

Privatization of Bell Aliant

In Q3 2014, we paid $804 million in connection with the privatization of Bell Aliant, representing 25% of the consideration for the acquisition of a portion of the outstanding publicly held common shares of Bell Aliant at September 30, 2014 that we did not already own.

Cash dividends paid on common shares

In the third quarter of 2015, cash dividends paid on common shares increased by $71 million compared to Q3 2014, due to a higher number of outstanding common shares as a result of the privatization of Bell Aliant, our investment in Glentel, and a higher dividend paid in Q3 2015 of $0.65 per common share compared to $0.6175 per common share in Q3 2014.

In the first nine months of 2015, cash dividends paid on common shares increased by $205 million compared to 2014, due to a higher number of outstanding common shares as a result of the privatization of Bell Aliant, our investment in Glentel, and a higher dividend paid in the first nine months of 2015 of $1.9175 per common share compared to $1.8175 per common share for the same period last year.

4.4 Post-employment benefit plans

For the three months ended September 30, 2015, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $197 million. This was due to a lower-than-expected return on plan assets, partly offset by a higher actual discount rate of 4.2% at September 30, 2015, as compared to 4.1% at June 30, 2015.

For the nine months ended September 30, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $551 million. This was due to a higher actual discount rate of 4.2% at September 30, 2015, as compared to 4.0% at December 31, 2014 and a higher-than-expected return on plan assets.

For the three and nine months ended September 30, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $195 million and $1,328 million, respectively. This was due to a lower actual discount rate of 4.1% at September 30, 2014, as compared to 4.2% at June 30, 2014 and 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			SEPTEMBER 30, 2015		DECEMBER 31, 2014
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	229	236	285	289
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	158	174	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,709	19,764	17,723	20,059

28 BCE Inc. 2015 Third Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE
			QUOTED PRICES
			IN ACTIVE MARKETS		NON-OBSERVABLE
		CARRYING VALUE	FOR IDENTICAL	OBSERVABLE MARKET	MARKET INPUTS
	CLASSIFICATION	OF ASSET (LIABILITY)	ASSETS (LEVEL 1)	DATA (LEVEL 2) (1)	(LEVEL 3) (2)
September 30, 2015
Available-for-sale (AFS) publicly-traded and privately-held investments	Other non-current assets	102	15	–	87
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	248	–	248	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	21	–	44	(23)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 finan-cial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income.

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $18 million (loss of $31 million) recognized in net earnings at September 30, 2015 and a gain (loss) of $48 million recognized in other comprehensive income at September 30, 2015, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at September 30, 2015.

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	120	CAD	137	2015	Purchase commitments
Cash flow	USD	1,147	CAD	1,515	2015	Commercial paper
Cash flow	USD	367	CAD	414	2016-2018	Purchase commitments
Cash flow	USD	380	CAD	506	2015	Credit facility
Economic	USD	123	CAD	152	2015	Purchase commitments
Economic	USD	126	CAD	165	2016	Purchase commitments
Economic – call options	USD	71	CAD	88	2015	Purchase commitments
Economic – put options	USD	141	CAD	175	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rate on future debt issuances. As at September 30, 2015, we had an interest rate lock with a notional amount of $500 million which matures in 2016 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a decrease of $23 million (increase of $18 million) in net earnings at September 30, 2015 and a gain of $31 million (loss of $36 million) recognized in other comprehensive income as at September 30, 2015.

BCE Inc. 2015 Third Quarter Shareholder Report 29
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.6 Credit ratings

Our key credit ratings remain unchanged from those described in the BCE 2014 Annual MD&A.

4.7 Liquidity

In Q1 2015, the committed amount under Bell Canada’s unsecured revolving facility was increased from $2.5 billion to $3 billion, providing the company with additional financing flexibility.

All other cash requirements remain substantially unchanged from those described in the BCE 2014 Annual MD&A.

COMMITMENTS (OFF-BALANCE SHEET)

The following table is a summary of our commitments at September 30, 2015 that are due in each of the next five years and thereafter.

	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Operating leases	72	259	231	177	149	858	1,746
Commitments for property, plant and equipment and intangible assets	343	796	589	526	395	1,770	4,419
Purchase obligations	586	629	576	546	538	2,098	4,973
Total	1,001	1,684	1,396	1,249	1,082	4,726	11,138

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets. These leases are non-cancellable and are renewable at the end of the lease period.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures.

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2014 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2015 First Quarter MD&A and the BCE 2015 Second Quarter MD&A.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On September 3, 2015, the plaintiff applied for leave to appeal to the Supreme Court of Canada of the decision of the Court of Appeal of British Columbia in respect of the dismissal of the certification application filed in the Supreme Court of British Columbia.

SIGNAL PIRACY LITIGATION

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs. On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu Limited Partnership’s (Bell ExpressVu) application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interest and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

30 BCE Inc. 2015 Third Quarter Shareholder Report
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 QUARTERLY FINANCIAL INFORMATION

BCE’s 2015 third quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	5,345	5,326	5,240	5,528	5,195	5,220	5,099	5,382
Adjusted EBITDA	2,187	2,197	2,094	2,022	2,115	2,144	2,022	1,998
Severance, acquisition and other costs	(46)	(24)	(224)	(58)	(66)	(54)	(38)	(48)
Depreciation	(727)	(720)	(712)	(734)	(739)	(708)	(699)	(695)
Amortization	(133)	(134)	(127)	(118)	(116)	(171)	(167)	(160)
Net earnings	791	814	583	594	703	707	714	593
Net earnings attributable to common shareholders	739	759	532	542	600	606	615	495
Net earnings per common share
Basic	0.87	0.90	0.63	0.64	0.77	0.78	0.79	0.64
Diluted	0.87	0.90	0.63	0.63	0.77	0.78	0.79	0.63
Included in net earnings:
Severance, acquisition and other costs	(35)	(16)	(164)	(42)	(45)	(38)	(23)	(33)
Net (losses) gains on investments	(16)	40	(2)	(8)	–	4	12	(12)
Early debt redemption costs	–	–	(7)	(18)	(3)	–	–	–
Adjusted net earnings	790	735	705	610	648	640	626	540
Adjusted EPS	0.93	0.87	0.84	0.72	0.83	0.82	0.81	0.70
Average number of common shares outstanding – basic (millions)	848.9	844.9	841.0	837.7	782.1	777.7	776.5	775.9

BCE Inc. 2015 Third Quarter Shareholder Report 31
6	REGULATORY ENVIRONMENT	MD&A

6 REGULATORY ENVIRONMENT

The following are updates to the regulatory initiatives and proceedings described in the BCE 2014 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2015 First Quarter MD&A and the BCE 2015 Second Quarter MD&A.

Telecommunications Act

COMPLAINT REGARDING PRICING OF BROADCASTING CONTENT ACCESSED VIA MOBILE DEVICES

On April 2, 2015, the Federal Court of Appeal granted Bell Canada’s motion seeking leave to appeal the CRTC’s decision concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with what we charge consumers to access programming content received via mobile devices over the Internet. The hearing of the appeal is now expected to take place in early 2016 with a decision expected later in the year.

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On August 3, 2015, the Canadian Network Operators Consortium (CNOC) applied to the CRTC to review and vary Telecom Regulatory Policy CRTC 2015-177, Regulatory Framework for Wholesale Mobile Wireless Services. CNOC’s application seeks: (1) an order from the CRTC mandating full Mobile Virtual Network Operator (MVNO) services on the networks of Bell Mobility, Rogers Communications Partnership (Rogers Partnership) and Telus Communications Company (Telus) at regulated rates; and (2) the commencement of a follow-up regulatory proceeding in which the CRTC would determine whether wholesale tower and site sharing services should be mandated, and if so, on what terms and conditions. For CNOC’s application to be successful, it must demonstrate that there is substantial doubt as to the correctness of the CRTC’s original decision, for example due to: a legal or factual error, a fundamental change in the circumstances or facts since the decision was issued on May 5, 2015, or a failure to consider a basic principle raised in the original proceeding or new principle that has arisen as a result of the CRTC’s decision. If CNOC’s request is granted by the CRTC then: a) Bell Mobility, Rogers Partnership and Telus could be mandated to provide full MVNOs with access to their networks at regulated rates, thereby facilitating MVNO entry into the Canadian market; and/or b) the CRTC could initiate a regulatory review to consider the need for changes to the tower and site sharing regulations. A CRTC decision on the matter is expected in late 2015 or early 2016.

WHOLESALE WIRELINE SERVICES FRAMEWORK REVIEW

On October 20, 2015, we requested that the Governor in Council vary Telecom Decision 2015-326, which concluded a review of the CRTC’s wholesale wireline telecommunications policies, so that it does not implement legacy wholesale regulation for fibre-to-the-premise (FTTP) or next-generation DOCSIS 3.1 cable networks. The decision would continue to apply to legacy broadband technology, like digital subscriber line (DSL), FTTN, and cable broadband based on DOCSIS 3.0 providing speeds up to 100 Mbps, where it exists today. On the same day, we also filed an application with the CRTC requesting the addition of conditions regarding competitor eligibility for the new disaggregated wholesale high-speed access service. The introduction of mandated wholesale services over FTTP by the CRTC will undermine the incentives of facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

Broadcasting Act

CRTC PROCEEDINGS ON THE FUTURE OF CANADA’S TV SYSTEM

On March 2, 2015, Bell Canada filed an application with the Federal Court of Appeal for leave to appeal the CRTC’s decision relating to simultaneous substitution in so far as it: (i) prohibits simultaneous substitution for the Super Bowl starting in 2017; (ii) prohibits simultaneous substitution for specialty channels; and (iii) purports to grant the CRTC authority to impose penalties on broadcasters and requires broadcasting distribution undertakings (BDUs) to pay rebates for errors in the performance of simultaneous substitution. The Federal Court of Appeal granted our application for leave to appeal on May 5, 2015.

In its March 19, 2015 decision dealing primarily with issues related to the distribution of TV services, the CRTC also indicated that it would introduce an expanded Wholesale Code. The CRTC released its final decision related to the expanded Wholesale Code on September 24, 2015. The new Wholesale Code purports to govern the commercial arrangements between BDUs, programming services, and digital media services including imposing additional restrictions on the sale of TV channels at wholesale and the carriage of television channels by BDUs. On October 23, 2015, Bell Canada and Bell Media filed in the Federal Court of Appeal an application for leave to appeal the CRTC’s decision purporting to implement the Wholesale Code. The application for leave to appeal indicates that the CRTC’s decision conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. A decision on the application for leave to appeal is expected in the first quarter of 2016.

32 BCE Inc. 2015 Third Quarter Shareholder Report
6	REGULATORY ENVIRONMENT	MD&A

Radiocommunication Act

600 MHZ SPECTRUM CONSULTATION

Industry Canada held a consultation in December 2014 seeking comments on various questions related to repurposing the 600 MHz broadcasting band for mobile use. This spectrum is currently used primarily by over-the-air (OTA) TV broadcasters for local TV transmissions. This was the first step of a multistep process on the matter. The two key questions related to whether Industry Canada should repurpose the band to include commercial mobile broadband and whether to participate in a joint spectrum repacking process with the United States. In addition, Industry Canada also sought comments as to the anticipated future spectrum requirements for OTA TV broadcasting taking into consideration the overall changes to the broadcasting industry.

On August 14, 2015, Industry Canada announced its decision on the results of the consultation. Industry Canada has determined it will proceed with the repacking initiative of the 600 MHz band to include commercial mobile use and that it will jointly establish a new digital TV (DTV) allotment plan in collaboration with the United States. Industry Canada also decided that the amount of spectrum and band plan to be repurposed will be the same as the band plan option adopted in the United States. Industry Canada will work with the Federal Communications Commission to develop a process to transition to the new DTV allotment plan. The decision will have an impact for existing Bell Media TV broadcasting stations, which will need to transition to alternate spectrum. The extent of such impact is not yet known.

BCE Inc. 2015 Third Quarter Shareholder Report 33
7	BUSINESS RISKS	MD&A

7 BUSINESS RISKS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2014 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2015 First Quarter MD&A, the BCE 2015 Second Quarter MD&A and this MD&A. The risks described in the BCE 2014 Annual MD&A, as updated in the BCE 2015 First Quarter MD&A, the BCE 2015 Second Quarter MD&A and this MD&A include, without limitation, risks associated with:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandated reseller access to FTTH deployments the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our direct-to-home (DTH) satellite TV services

34 BCE Inc. 2015 Third Quarter Shareholder Report
7	BUSINESS RISKS	MD&A

  our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radiofrequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

Please see section 9, Business risks of the BCE 2014 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2014 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 4.7, Liquidity – Litigation in this MD&A, in the BCE 2015 First Quarter MD&A and in the BCE 2015 Second Quarter MD&A for an update to the legal proceedings described in the BCE 2014 AIF, which sections 4.7 are incorporated by reference in this section 7. Please see also section 6, Regulatory environment in this MD&A, in the BCE 2015 First Quarter MD&A and in the BCE 2015 Second Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2014 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A; in section 4.7, Liquidity – Litigation, in section 6, Regulatory environment and in section 7, Business risks in the BCE 2015 Second Quarter MD&A; and in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in the BCE 2015 First Quarter MD&A, the risks described in the BCE 2014 Annual MD&A remain substantially unchanged.

BCE Inc. 2015 Third Quarter Shareholder Report 35
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS

8.1 Our accounting policies

BCE’s 2015 third quarter consolidated interim financial statements (financial statements) were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 4, 2015. BCE’s financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in the annual financial statements.

Future changes to accounting standards

In September 2015, the IASB issued an amendment to IFRS 15 – Revenue from Contracts with Customers, deferring its effective date from annual periods beginning on or after January 1, 2017 to annual periods beginning on or after January 1, 2018, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

IFRS 15 will affect how we account for revenues and contract costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA margin

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q3 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net earnings	791	703	2,188	2,124
Severance, acquisition and other costs	46	66	294	158
Depreciation	727	739	2,159	2,146
Amortization	133	116	394	454
Finance costs
Interest expense	227	227	683	691
Interest on post-employment benefit obligations	27	25	82	76
Other income	(35)	(2)	(58)	(76)
Income taxes	271	241	736	708
Adjusted EBITDA	2,187	2,115	6,478	6,281
BCE Operating Revenues	5,345	5,195	15,911	15,514
Adjusted EBITDA Margin	40.9%	40.7%	40.7%	40.5%

36 BCE Inc. 2015 Third Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Adjusted net earnings and Adjusted EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q3 2015		Q3 2014		YTD 2015		YTD 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	739	0.87	600	0.77	2,030	2.40	1,821	2.34
Severance, acquisition and other costs	35	0.05	45	0.06	215	0.26	106	0.14
Net losses (gains) on investments	16	0.01	–	–	(22)	(0.03)	(16)	(0.02)
Early debt redemption costs	–	–	3	–	7	0.01	3	–
Adjusted net earnings	790	0.93	648	0.83	2,230	2.64	1,914	2.46

Free Cash Flow and Free Cash Flow per share

The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding.

We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Cash flows from operating activities	1,878	1,882	4,764	4,714
Bell Aliant dividends paid to BCE	–	47	–	95
Capital expenditures	(927)	(975)	(2,668)	(2,641)
Cash dividends paid on preferred shares	(37)	(31)	(113)	(94)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(69)	(33)	(144)
Acquisition costs paid	33	33	133	63
Bell Aliant free cash flow	–	(53)	–	(82)
Free cash flow	921	834	2,083	1,911
Average number of common shares outstanding (millions)	848.9	782.1	845.0	778.8
Free cash flow per share	$1.09	$1.06	$2.47	$2.45

BCE Inc. 2015 Third Quarter Shareholder Report 37
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Net Debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage.

Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	SEPTEMBER 30, 2015	DECEMBER 31, 2014
Debt due within one year	6,416	3,743
Long-term debt	14,444	16,355
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(622)	(566)
Net debt	22,240	21,534

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend Payout Ratio	Dividends paid on common shares divided by Free Cash Flow.
Net Debt to Adjusted EBITDA	Net Debt to Adjusted EBITDA is BCE Net Debt divided by Adjusted EBITDA. Net Debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our Net Debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.
Adjusted EBITDA to Net Interest Expense	Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

38 BCE Inc. 2015 Third Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

FOR THE PERIOD ENDED SEPTEMBER 30
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)		THREE MONTHS		NINE MONTHS
(UNAUDITED)	NOTE	2015	2014	2015	2014
Operating revenues	3	5,345	5,195	15,911	15,514
Operating costs	4	(3,158)	(3,080)	(9,433)	(9,233)
Severance, acquisition and other costs	5	(46)	(66)	(294)	(158)
Depreciation		(727)	(739)	(2,159)	(2,146)
Amortization		(133)	(116)	(394)	(454)
Finance costs
Interest expense		(227)	(227)	(683)	(691)
Interest on post-employment benefit obligations	11	(27)	(25)	(82)	(76)
Other income	6	35	2	58	76
Income taxes		(271)	(241)	(736)	(708)
Net earnings		791	703	2,188	2,124
Net earnings attributable to:
Common shareholders		739	600	2,030	1,821
Preferred shareholders		38	31	115	97
Non-controlling interest		14	72	43	206
Net earnings		791	703	2,188	2,124
Net earnings per common share – basic and diluted	8	0.87	0.77	2.40	2.34
Average number of common shares outstanding – basic (millions)		848.9	782.1	845.0	778.8

BCE Inc. 2015 Third Quarter Shareholder Report 39
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2015	2014	2015	2014
Net earnings	791	703	2,188	2,124
Other comprehensive (loss) income, net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil for the three months and nine months ended September 30, 2015 and 2014, respectively	(3)	54	(2)	55
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($7) million and ($11) million for the three months ended September 30, 2015 and 2014, respectively, and ($7) million and ($5) million for the nine months ended September 30, 2015 and 2014, respectively	23	31	13	14
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $51 million and $53 million for the three months ended September 30, 2015 and 2014, respectively, and ($151) million and $358 million for the nine months ended September 30, 2015 and 2014, respectively(1)	(146)	(142)	400	(970)
Other comprehensive (loss) income	(126)	(57)	411	(901)
Total comprehensive income	665	646	2,599	1,223
Total comprehensive income attributable to:
Common shareholders	611	558	2,438	1,013
Preferred shareholders	38	31	115	97
Non-controlling interest	16	57	46	113
Total comprehensive income	665	646	2,599	1,223

(1)	The discount rate used to value our post-employment benefit obligations at September 30, 2015 was 4.2% compared to 4.1% at June 30, 2015 and 4.0% at December 31, 2014. The discount rate used to value our post-employment benefit obligations at September 30, 2014 was 4.1% compared to 4.2% at June 30, 2014 and 4.9% at December 31, 2013.

40 BCE Inc. 2015 Third Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2015	DECEMBER 31, 2014
ASSETS
Current assets
Cash		84	142
Cash equivalents		538	424
Trade and other receivables		2,766	3,069
Inventory		450	333
Prepaid expenses		452	379
Other current assets		287	201
Total current assets		4,577	4,548
Non-current assets
Property, plant and equipment		21,709	21,327
Intangible assets	9	10,977	10,224
Deferred tax assets		93	162
Investments in associates and joint ventures	7	1,125	776
Other non-current assets		810	875
Goodwill		8,377	8,385
Total non-current assets		43,091	41,749
Total assets		47,668	46,297
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,015	4,398
Interest payable		148	145
Dividends payable		566	534
Current tax liabilities		158	269
Debt due within one year	10	6,416	3,743
Total current liabilities		11,303	9,089
Non-current liabilities
Long-term debt	10	14,444	16,355
Deferred tax liabilities		1,717	1,321
Post-employment benefit obligations		2,296	2,772
Other non-current liabilities		1,423	1,521
Total non-current liabilities		19,880	21,969
Total liabilities		31,183	31,058
Commitments	14
EQUITY
Equity attributable to BCE shareholders
Preferred shares		4,004	4,004
Common shares	7	17,181	16,717
Contributed surplus		1,153	1,141
Accumulated other comprehensive income		105	97
Deficit		(6,264)	(7,013)
Total equity attributable to BCE shareholders		16,179	14,946
Non-controlling interest		306	293
Total equity		16,485	15,239
Total liabilities and equity		47,668	46,297

BCE Inc. 2015 Third Quarter Shareholder Report 41
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

FOR THE PERIOD ENDED SEPTEMBER 30, 2015 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	ATTRIBUTABLE TO BCE SHAREHOLDERS						NON- CONTROLLING INTEREST	TOTAL EQUITY
		PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL
Balance at January 1, 2015		4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings		–	–	–	–	2,145	2,145	43	2,188
Other comprehensive income		–	–	–	8	400	408	3	411
Total comprehensive income		–	–	–	8	2,545	2,553	46	2,599
Common shares issued under stock option plan		–	74	(5)	–	–	69	–	69
Common shares issued under employee savings plan		–	94	–	–	–	94	–	94
Other share-based compensation		–	–	17	–	(31)	(14)	–	(14)
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,765)	(1,765)	–	(1,765)
Dividends declared by subsidiaries to non-controllong interest		–	–	–	–	–	–	(33)	(33)
Common shares issued for the acquisition of Glentel Inc	7	–	296	–	–	–	296	–	296
Balance at September 30, 2015		4,004	17,181	1,153	105	(6,264)	16,179	306	16,485

FOR THE PERIOD ENDED SEPTEMBER 30, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS						NON- CONTROLLING INTEREST	TOTAL EQUITY
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL
Balance at January 1, 2014	3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings	–	–	–	–	1,918	1,918	206	2,124
Other comprehensive loss	–	–	–	69	(877)	(808)	(93)	(901)
Total comprehensive income	–	–	–	69	1,041	1,110	113	1,223
Common shares issued under stock option plan	–	47	(4)	–	–	43	–	43
Common shares issued under employee savings plan	–	78	–	–	–	78	–	78
Other share-based compensation	–	–	17	–	(16)	1	6	7
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,539)	(1,539)	–	(1,539)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(143)	(143)
Privatization of Bell Aliant	441	2,371	(1,220)	–	(1,779)	(187)	(617)	(804)
Other	–	–	–	–	(27)	(27)	(57)	(84)
Balance at September 30, 2014	3,836	16,125	1,408	83	(6,962)	14,490	541	15,031

42 BCE Inc. 2015 Third Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2015	2014	2015	2014
Cash flows from operating activities
Net earnings		791	703	2,188	2,124
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	46	66	294	158
Depreciation and amortization		860	855	2,553	2,600
Post-employment benefit plans cost	11	96	91	295	284
Net interest expense		225	225	677	685
Losses (gains) on investments	6	19	–	(73)	(16)
Income taxes		271	241	736	708
Contributions to post-employment benefit plans		(76)	(82)	(249)	(255)
Payments under other post-employment benefit plans		(18)	(18)	(56)	(54)
Severance and other costs paid		(45)	(40)	(146)	(146)
Acquisition costs paid		(33)	(33)	(133)	(63)
Interest paid		(225)	(214)	(682)	(674)
Income taxes paid (net of refunds)		(66)	(92)	(518)	(563)
Net change in operating assets and liabilities		33	180	(122)	(74)
Cash flows from operating activities		1,878	1,882	4,764	4,714
Cash flows used in investing activities
Capital expenditures		(927)	(975)	(2,668)	(2,641)
Business acquisition	7	(2)	(10)	(286)	(10)
Business dispositions	7	2	186	409	724
Acquisition of spectrum licences	9	(5)	–	(534)	(566)
Other investing activities		(13)	1	(15)	(2)
Cash flows used in investing activities		(945)	(798)	(3,094)	(2,495)
Cash flows (used in) from financing activities
Increase in notes payable and bank advances		555	443	672	601
(Reduction) increase in securitized trade receivables		(305)	–	10	–
Issue of long-term debt	10	–	1,243	502	1,426
Repayment of long-term debt	7, 10	(108)	(117)	(977)	(668)
Privatization of Bell Aliant		–	(804)	–	(804)
Issue of common shares		7	2	64	43
Cash dividends paid on common shares		(551)	(480)	(1,617)	(1,412)
Cash dividends paid on preferred shares		(37)	(31)	(113)	(94)
Cash dividends paid by subsidiaries to non-controlling interest		(26)	(69)	(33)	(144)
Other financing activities		(15)	(15)	(122)	(96)
Cash flows (used in) from financing activities		(480)	172	(1,614)	(1,148)
Net (decrease) increase in cash		(47)	16	(58)	(79)
Cash at beginning of period		131	125	142	220
Cash at end of period		84	141	84	141
Net increase in cash equivalents		500	1,240	114	1,150
Cash equivalents at beginning of period		38	25	424	115
Cash equivalents at end of period		538	1,265	538	1,265

BCE Inc. 2015 Third Quarter Shareholder Report 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2014 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2015.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 4, 2015. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Future changes to accounting standards

In September 2015, the IASB issued an amendment to IFRS 15 – Revenue from Contracts with Customers, deferring its effective date from annual periods beginning on or after January 1, 2017 to annual periods beginning on or after January 1, 2018, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

IFRS 15 will affect how we account for revenues and contract costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.

Note 3 Segmented information

Due to the privatization of Bell Aliant Inc. in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Goodwill and Indefinite life intangible assets of our former Bell Aliant segment are now included in the Bell Wireline segment. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

44 BCE Inc. 2015 Third Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the three month periods ended September 30, 2015 and 2014.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,762	2,976	607	–	5,345
Inter-segment		10	52	85	(147)	–
Total operating revenues		1,772	3,028	692	(147)	5,345
Operating costs	4	(1,014)	(1,782)	(509)	147	(3,158)
Segment profit(1)		758	1,246	183	–	2,187
Severance, acquisition and other costs	5	(2)	(25)	(19)		(46)
Depreciation and amortization		(123)	(705)	(32)		(860)
Finance costs
Interest expense						(227)
Interest on post-employment benefit obligations	11					(27)
Other income	6					35
Income taxes						(271)
Net earnings						791

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,612	2,992	591	–	5,195
Inter-segment		9	54	74	(137)	–
Total operating revenues		1,621	3,046	665	(137)	5,195
Operating costs	4	(921)	(1,813)	(483)	137	(3,080)
Segment profit(1)		700	1,233	182	–	2,115
Severance, acquisition and other costs	5	(2)	(60)	(4)		(66)
Depreciation and amortization		(146)	(676)	(33)		(855)
Finance costs
Interest expense						(227)
Interest on post-employment benefit obligations	11					(25)
Other income	6					2
Income taxes						(241)
Net earnings						703

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2015 Third Quarter Shareholder Report 45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the nine month periods ended September 30, 2015 and 2014.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		5,077	8,925	1,909	–	15,911
Inter-segment		29	172	249	(450)	–
Total operating revenues		5,106	9,097	2,158	(450)	15,911
Operating costs	4	(2,919)	(5,345)	(1,619)	450	(9,433)
Segment profit(1)		2,187	3,752	539	–	6,478
Severance, acquisition and other costs	5	(9)	(255)	(30)		(294)
Depreciation and amortization		(375)	(2,078)	(100)		(2,553)
Finance costs
Interest expense						(683)
Interest on post-employment benefit obligations	11					(82)
Other income	6					58
Income taxes						(736)
Net earnings						2,188

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		4,628	8,958	1,928	–	15,514
Inter-segment		28	156	220	(404)	–
Total operating revenues		4,656	9,114	2,148	(404)	15,514
Operating costs	4	(2,632)	(5,399)	(1,606)	404	(9,233)
Segment profit(1)		2,024	3,715	542	–	6,281
Severance, acquisition and other costs	5	(6)	(115)	(37)		(158)
Depreciation and amortization		(405)	(2,094)	(101)		(2,600)
Finance costs
Interest expense						(691)
Interest on post-employment benefit obligations	11					(76)
Other income	6					76
Income taxes						(708)
Net earnings						2,124

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46 BCE Inc. 2015 Third Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 Operating costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2015	2014	2015	2014
Labour costs
Wages, salaries and related taxes and benefits		(1,061)	(1,096)	(3,214)	(3,253)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(69)	(66)	(213)	(208)
Other labour costs(1)		(235)	(235)	(681)	(711)
Less:
Capitalized labour		247	259	716	745
Total labour costs		(1,118)	(1,138)	(3,392)	(3,427)
Cost of revenues(2)		(1,582)	(1,463)	(4,685)	(4,446)
Other operating costs(3)		(458)	(479)	(1,356)	(1,360)
Total operating costs		(3,158)	(3,080)	(9,433)	(9,233)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5 Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2015	2014	2015	2014
Severance	(27)	(20)	(77)	(61)
Acquisition and other	(19)	(46)	(217)	(97)
Total severance, acquisition and other costs	(46)	(66)	(294)	(158)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

Acquisition and other costs for the nine-month period ended September 30, 2014 includes $15 million relating to an additional Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral).

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On July 23, 2012, the Superior Court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. The plaintiffs appealed to the Québec Court of Appeal the quantum of damages awarded by the trial judge and sought revised damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu also filed an appeal of the lower court decision on its finding of liability.

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs. A charge of $137 million was recorded in Q1 2015 and was included in acquisition and other costs.

On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interest and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

BCE Inc. 2015 Third Quarter Shareholder Report 47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 Other income

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2015	2014	2015	2014
(Loss) gains on investments	7	(19)	–	73	16
Net mark-to-market gains on derivatives used as economic hedges		47	20	56	36
Dividend income from assets held for sale		–	5	–	42
Equity income (losses) from investments in associates and joint ventures
Loss on investment(1)		–	–	(54)	–
Operations		22	(8)	6	(10)
Losses on disposal/retirement of software, plant and equipment		(11)	(13)	(42)	(30)
Early debt redemption costs		–	(5)	(10)	(5)
Other		(4)	3	29	27
Total other income		35	2	58	76

(1)	Represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

In Q3 2015, BCE recognized a $19 million loss on investments which includes a loss on the sale of a call center subsidiary, as well as a write down of the fair value of a financial asset related to one of our equity investments. Additionally, for the nine months ended September 30, 2015, BCE recognized a gain of $94 million as a result of its divestiture of its 50% ownership in Glentel Inc. (Glentel) to Rogers Communications Inc. Refer to Note 7, Acquisition of Glentel.

Note 7 Acquisition of Glentel

On May 20, 2015, BCE completed the previously announced acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following the closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares.

Subsequently, also on May 20, 2015 and further to an agreement dated December 24, 2014, BCE divested 50% of its ownership interest in Glentel to Rogers Communications Inc. for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). The resulting gain of $94 million is recorded in Other income. Our remaining investment of $379 million in Glentel is recorded in Investments in associates and joint ventures.

Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction is part of our strategy to accelerate wireless and improve customer service. BCE accounts for its investment in Glentel as a joint venture using the equity method.

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2015	2014	2015	2014
Net earnings attributable to common shareholders – basic	739	600	2,030	1,821
Dividends declared per common share (in dollars)	0.6500	0.6175	1.9500	1.8525
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	848.9	782.1	845.0	778.8
Assumed exercise of stock options(1)	1.2	0.9	1.3	0.8
Weighted average number of common shares outstanding – diluted	850.1	783.0	846.3	779.6

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,779,830 for both the third quarter and for the first nine months of 2015, compared to 2,893,545 for the third quarter of 2014 and 2,909,503 for the first nine months of 2014.

48 BCE Inc. 2015 Third Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 Acquisition of spectrum licences

On April 21, 2015, Bell Mobility Inc. (Bell Mobility) acquired advanced wireless services – 3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-POP) of AWS-3 spectrum for $500 million, which was paid in the first half of 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-POP of 2500 Megahertz (MHz) wireless spectrum for $29 million, which was paid in Q2 2015.

Note 10 Debt

In Q2 2015, Bell Canada repaid approximately $500 million ($395 million U.S. dollars) of the borrowings under its unsecured committed term credit facility that was used to fund part of the acquisition of Astral.

In Q2 2015, Bell Canada increased its loans secured by trade receivables by $315 million, thereby increasing its outstanding balance at June 30, 2015 to $1,236 million. In Q3 2015, $305 million was repaid thereby decreasing the outstanding balance at September 30, 2015 to $931 million.

On March 30, 2015, Bell Canada issued 4.35% Series M-39 medium term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on December 18, 2045.

In 2015, Bell Canada reclassified $1,850 million of its MTN debentures and credit facility from long-term debt to short-term debt, as follows:

  $500 million of its 5.41% Series M-32 MTN debentures, which mature on September 26, 2016
  Approximately $500 million ($369 million U.S. dollars) of the borrowings under its unsecured committed term credit facility, which expires on July 4, 2016
  $500 million of its 3.65% Series M-23 MTN debentures, which mature on May 19, 2016
  $200 million of its 4.64% Series M-19 MTN debentures, which mature on February 22, 2016
  $150 million of its floating rate Series M-38 MTN debentures, which mature on April 22, 2016

Subsequent to the end of the third quarter, on October 1, 2015, Bell Canada issued 3.00% Series M-40 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on October 3, 2022.

On November 2, 2015, Bell Canada redeemed early its 3.60% Series M-21 MTN debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which were due on December 2, 2015.

Note 11 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The cost of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2015	2014	2015	2014
DB pension	(58)	(53)	(175)	(161)
DC pension	(23)	(21)	(74)	(72)
OPEBs	(2)	(2)	(6)	(6)
Less:
Capitalized benefit plans cost	14	10	42	31
Total post-employment benefit plans service cost included in operating costs	(69)	(66)	(213)	(208)
Other costs recognized in Severance, acquisition and other costs	–	–	(8)	–
Total post-employment benefit plans service cost	(69)	(66)	(221)	(208)

BCE Inc. 2015 Third Quarter Shareholder Report 49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2015	2014	2015	2014
DB pension	(13)	(8)	(40)	(26)
OPEBs	(14)	(17)	(42)	(50)
Total interest on post-employment benefit obligations	(27)	(25)	(82)	(76)

Note 12 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			SEPTEMBER 30, 2015		DECEMBER 31, 2014
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	229	236	285	289
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	158	174	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,709	19,764	17,723	20,059

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
September 30, 2015
AFS publicly-traded and privately-held investments	Other non-current assets	102	15	–	87
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	248	–	248	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	21	–	44	(23)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income.

50 BCE Inc. 2015 Third Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $18 million (loss of $31 million) recognized in net earnings at September 30, 2015 and a gain (loss) of $48 million recognized in other comprehensive income at September 30, 2015, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at September 30, 2015.

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	120	CAD	137	2015	Purchase commitments
Cash flow	USD	1,147	CAD	1,515	2015	Commercial paper
Cash flow	USD	367	CAD	414	2016-2018	Purchase commitments
Cash flow	USD	380	CAD	506	2015	Credit facility
Economic	USD	123	CAD	152	2015	Purchase commitments
Economic	USD	126	CAD	165	2016	Purchase commitments
Economic – call options	USD	71	CAD	88	2015	Purchase commitments
Economic – put options	USD	141	CAD	175	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rate on future debt issuances. As at September 30, 2015, we had an interest rate lock with a notional amount of $500 million which matures in 2016 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a decrease of $23 million (increase of $18 million) in net earnings at September 30, 2015 and a gain of $31 million (loss of $36 million) recognized in other comprehensive income as at September 30, 2015.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2015	2014	2015	2014
Employee savings plans (ESPs)	(7)	(8)	(21)	(23)
Restricted share units (RSUs) and performance share units (PSUs)	(12)	(12)	(39)	(38)
Other(1)	(3)	(6)	(10)	(16)
Total share-based payments	(22)	(26)	(70)	(77)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables summarize the change in outstanding ESPs, RSUs/PSUs, DSUs and stock options for the nine months ended September 30, 2015.

ESPs

NUMBER OF ESPs
Unvested contributions, January 1, 2015	1,153,653
Contributions(1)	501,056
Dividends credited	40,514
Vested	(470,295)
Forfeited	(77,888)
Unvested contributions, September 30, 2015	1,147,040

(1)	The weighted average fair value of the ESPs contributed during the nine months ended September 30, 2015 was $54 per unit.

BCE Inc. 2015 Third Quarter Shareholder Report 51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs/PSUs

NUMBER
OF RSUs /PSUs
Oustanding, January 1, 2015	3,616,967
Granted(1)	1,000,785
Dividends credited	119,165
Settled	(1,335,826)
Forfeited	(79,632)
Outstanding, September 30, 2015	3,321,459

(1)	The weighted average fair value of the RSUs/PSUs granted during the nine months ended September 30, 2015 was $55 per unit.

DSUs

NUMBER OF DSUs
Outstanding, January 1 , 2015	4,116,527
Issued(1)	163,706
Issued on settlement of RSUs/PSUs	216,500
Dividends credited	150,699
Settled	(227,401)
Outstanding, September 30, 2015	4,420,031

(1)	The weighted average fair value of the DSUs issued during the nine months ended September 30, 2015 was $56 per unit.

STOCK OPTIONS

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
	OF OPTIONS	($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,817,471	56
Exercised(1)	(1,765,964)	39
Forfeited	(116,147)	49
Outstanding, September 30, 2015	10,213,550	48
Exercisable, September 30, 2015	1,697,904	38

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2015 was $55.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2015
Weighted average fair value per option granted	$2.25
Weighted average share price	$55
Weighted average exercise price	$56
Dividend yield	4.6%
Expected volatility	15%
Risk-free interest rate	0.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

52 BCE Inc. 2015 Third Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 Commitments

The following table is a summary of our commitments at September 30, 2015 that are due in each of the next five years and thereafter.

	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Operating leases	72	259	231	177	149	858	1,746
Commitments for property, plant and equipment and intangible assets	343	796	589	526	395	1,770	4,419
Purchase obligations	586	629	576	546	538	2,098	4,973
Total	1,001	1,684	1,396	1,249	1,082	4,726	11,138

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets. These leases are non-cancellable and are renewable at the end of the lease period.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures.

BCE Inc. 2015 Third Quarter Shareholder Report 53

This document has been filed by BCE Inc. with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at BCE.ca, on SEDAR
at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document,
please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Canadian Stock Transfer Company Inc.
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